

CANADIAN WESTERN BANK
Realizing our promise.

082-04478



December 2, 2009

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find the latest Q4 2009 release from Canadian Western Bank dated December 2, 2009 for filing as required by Rule 12g3-2(b):

Yours truly,
CANADIAN WESTERN BANK

Allen Stephen, CA
Assistant Vice President, Finance

Enclosure


50 BEST
EMPLOYERS IN CANADA 2009
REPORT ON BUSINESS

Suite 3000, 10303 Jasper Avenue, Edmonton, AB T5J 3X6 Tel 780.423.8888 Fax 780.423.8897 www.cwbank.com



CANADIAN WESTERN BANK GROUP
BANK · TRUST · INSURANCE · WEALTH MANAGEMENT

NEWS RELEASE

CWB reports record net income and total revenues for the fourth quarter and fiscal 2009
Dividends declared on both common and preferred shares

Edmonton, December 2, 2009 – Canadian Western Bank (CWB on TSX) today announced strong fourth quarter performance despite continuing challenges related to various economic factors, including slower growth and ongoing uncertainties in both domestic and global markets. Highlights included the achievement of record net income and total revenues and CWB's 86th consecutive profitable quarter. Fourth quarter net income of $30.4 million increased 24% compared to the same quarter last year reflecting 7% loan growth, very strong other income and a slight improvement in net interest margin. Diluted earnings per common share of $0.39 increased 3% and include the net impact of the preferred units issued in March 2009. Compared to the prior quarter, revenues and overall profitability were positively affected by a 21 basis point improvement in net interest margin to 2.34%, on a taxable equivalent basis (teb – see definition following Financial Highlights table). Record annual net income of $106.3 million was up 4% over the prior year, while diluted earnings per common share of $1.47 declined 7% reflecting the net impact of the preferred units issued.

Fourth Quarter Highlights:

(three months ended October 31, 2009 compared with three months ended October 31, 2008 unless otherwise noted)

- Record net income of $30.4 million, up 24%. Record annual net income of $106.3 million, up 4%.
- Diluted earnings per common share of $0.39, up 3%. Fiscal 2009 diluted earnings per share of $1.47, down 7% reflecting the net impact of the preferred units issued.
- Record total revenues (teb) of $90.1 million, up 22%. Record annual total revenues (teb) surpassed the $300 million milestone to reach $328.0 million, up 10%.
- Net interest margin (teb) of 2.34%, up four basis points compared to the fourth quarter 2008, 21 basis points from the prior quarter and 41 basis points from the second quarter 2009. Annual net interest margin (teb) of 2.10%, down 20 basis points.
- Tier 1 capital ratio of 11.3% and total capital ratio of 15.4%; up from 8.9% and 13.5% respectively a year earlier.
- Loan growth of 1% in the quarter and 7% over the past twelve months.
- Opened new full-service commercial and retail banking centres in Saskatoon, Saskatchewan and Kamloops, British Columbia (BC).
- Surpassed $5.0 billion of assets under administration in Canadian Western Trust Company.
- Introduced a dividend reinvestment plan.

On December 2, 2009, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on January 8, 2010 to shareholders of record on December 24, 2009. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on January 31, 2010 to shareholders of record on January 21, 2010. Regarding the dividend reinvestment plan introduced in August 2009, CWB has currently elected to issue common shares from treasury at a 2% discount from the average market price (further details on the dividend reinvestment plan are available at http://www.cwbankgroup.com/investor_relations/drip.htm).

Banking and trust earnings of $27.5 million were up 23% compared to the same quarter last year as the positive earnings impact from loan growth, a 47% increase in other income, including an additional $3.2 million of gains on sale of securities, and a slightly improved net interest margin offset an 18% increase in non-interest expenses. Quarterly net income from insurance operations was $2.9 million, up 33% compared to a year earlier. For the year, record banking and trust net income of $97.2 million was up 4% over fiscal 2008 while insurance operations contributed a record $9.1 million, a 9% increase.

"CWB's record financial performance amidst ongoing economic challenges and effects from the global financial crisis is a very notable accomplishment," said Larry Pollock, President and CEO. "The significant earnings impact from a compressed net interest margin was also a key challenge for us this year and the

benefits from our efforts to help mitigate this became more apparent in the fourth quarter, largely helped by a more stable interest rate environment. Actually, our fourth quarter results represent the first time we've reported a year-over-year improvement in our net interest margin since the third quarter of fiscal 2007. Based on what we see today, we expect this positive trend will continue through next year."

"We are seeing opportunities to achieve continued high quality growth despite the adverse impacts on loan growth and overall credit quality due to the economic downturn," continued Mr. Pollock. "While both the timing and strength of an economic recovery are uncertain, we expect to grow earnings and revenues in fiscal 2010 partially driven by a return to double-digit loan growth. There will still be considerable challenges as we progress through the credit cycle, but we expect our actual write-offs will remain within an acceptable range. We also believe Western Canada is well positioned to benefit relative to the rest of Canada once there is a sustained period of growth in major global economies."

"As we've stated in prior periods, the Bank's strong capital base has us very well positioned to capitalize on opportunities in our markets and we continue to evaluate our alternatives in this regard. Patience continues to be important for both the Bank and our shareholders at this time."

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2009	 July 31 2009	 October 31 2008	Change from October 31 2008	For the year ended October 31 2009	 October 31 2008	Change from October 31 2008
Results of Operations							
Net interest income (teb - see below)	$ 68,012	$ 60,934	$ 58,622	16 %	$ 236,354	$ 228,617	3 %
Less teb adjustment	2,397	2,189	1,540	56	7,847	5,671	38
Net interest income per financial statements	65,615	58,745	57,082	15	228,507	222,946	2
Other income	22,087	24,604	15,437	43	91,612	70,240	30
Total revenues (teb)	90,099	85,538	74,059	22	327,966	298,857	10
Total revenues	87,702	83,349	72,519	21	320,119	293,186	9
Net income	30,357	28,729	24,485	24	106,285	102,019	4
Earnings per common share							
Basic[1]	0.42	0.39	0.39	8	1.51	1.61	(6)
Diluted[2]	0.39	0.38	0.38	3	1.47	1.58	(7)
Return on common shareholders' equity[3]	13.7 %	13.4 %	14.4 %	(70) bp[4]	13.2 %	15.9 %	(270)bp[4]
Return on assets[5]	0.91	0.87	0.96	(5)	0.86	1.03	(17)
Efficiency ratio[6] (teb)	46.1	47.0	47.7	(160)	48.2	45.2	300
Efficiency ratio	47.4	48.2	48.8	(140)	49.4	46.1	330
Net interest margin (teb)[7]	2.34	2.13	2.30	4	2.10	2.30	(20)
Net interest margin	2.25	2.05	2.24	1	2.03	2.25	(22)
Provision for credit losses as a percentage of average loans	0.15	0.15	0.15	-	0.15	0.15	-
Per Common Share							
Cash dividends	$ 0.11	$ 0.11	$ 0.11	- %	$ 0.44	$ 0.42	5 %
Book value	12.16	11.87	10.70	14	12.16	10.70	14
Closing market value	21.38	18.19	18.44	16	21.38	18.44	16
Common shares outstanding (thousands)	63,903	63,738	63,457	1	63,903	63,457	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ 11,635,872	$ 11,331,377	$ 10,600,732	10 %			
Loans	9,236,193	9,137,763	8,624,069	7			
Deposits	9,617,238	9,393,809	9,245,719	4			
Subordinated debentures	375,000	375,000	375,000	-			
Shareholders' equity	986,499	966,232	679,148	45			
Assets under administration	5,467,447	4,751,886	4,347,723	26			
Assets under management	878,095	835,613	-	nm			
Capital Adequacy[8]							
Tangible common equity to risk-weighted assets[9]	8.0 %	7.9 %	7.7 %	30 bp			
Tier 1 ratio	11.3	11.2	8.9	240			
Total ratio	15.4	15.4	13.5	190			

nm - not meaningful.

(1) Basic earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding.
(2) Diluted earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options, warrants and other common stock equivalents.
(3) *Return on common shareholders' equity is calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.*
(4) bp – basis point change.
(5) Return on assets is calculated as annualized net income after preferred share dividends divided by average total assets.
(6) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(7) Net interest margin is calculated as annualized net interest income divided by average total assets.
(8) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(9) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this quarterly report to shareholders.

Non-GAAP Measures
Taxable equivalent basis, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, provisions for credit losses as a percentage of average loans and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Canadian Western Bank (CWB or the Bank) is pleased to report strong fourth quarter and annual performance in a challenging economic environment in Canada and globally. Highlights for CWB included the achievement of record net income and total revenues and the Bank's 86th consecutive profitable quarter, a period spanning almost 22 years.

Fourth quarter net income of $30.4 million was up 24% ($5.9 million) compared to the prior year, while diluted earnings per common share increased 3% ($0.01) to $0.39. Lower percentage growth for diluted earnings per common share compared to net income was mainly due to the net impact of the preferred units issued in March 2009. Record total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table), of $90.1 million increased 22% ($16.0 million) on continued loan growth, a 43% ($6.7 million) increase in other income and a slightly improved net interest margin.

Annual net income increased 4% over 2008 to a record $106.3 million while diluted earnings per common share of $1.47 were down 7% reflecting the preferred units issued. Total revenues (teb) for the year were up 10% to a record $328.0 million. Compared to last quarter, consolidated net income increased 6% as the positive impact from a 21 basis point improvement in net interest margin (teb) to 2.34% more than offset lower other income and higher non-interest expenses. Diluted earnings per common share were up 3% from last quarter reflecting the items already noted.

The Bank's very strong Tier 1 and total capital ratios at October 31, 2009 of 11.3% and 15.4%, respectively, remained well above regulatory minimums and continued to build from last quarter with the ongoing retention of earnings. These very strong ratios provide flexibility to pursue accretive growth opportunities and management continues to evaluate alternatives to deploy capital for the long-term benefit of CWB shareholders.

Fourth quarter return on equity of 13.7% was down 70 basis points compared to the same quarter last year, but up 30 basis points from the prior quarter. Return on equity for the year decreased 270 basis points to 13.2%. Quarterly return on assets of 0.91% declined five basis points from a year earlier, but was up four basis points compared to last quarter. Annual return on assets was down 17 basis points for 2009 to 0.86%. Lower profitability ratios compared to the same quarter last year reflect the net impact from the preferred units issued in March 2009. For the year, the lower profitability ratios compared to 2008 are mainly attributed to a significant 20 basis point decline in annual net interest margin (teb) and the preferred units issued.

Common Share Price Performance

CWB shares ended the fourth quarter at $21.38, compared to $18.44 a year earlier. Including reinvested dividends, the total return for shareholders over the one year holding period ended October 31, 2009 was 19%. This compares to the Total Return S&P/TSX Financials Index of 13% over the same one year period.

Dividends

On December 2, 2009, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on January 8, 2010 to shareholders of record on December 24, 2009. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on January 31, 2010 to shareholders of record on January 21, 2010.

The Bank's common shares and Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 are currently deemed eligible to participate in CWB's dividend reinvestment plan (the "Plan"). The Plan provides holders of the Bank's eligible shares with the opportunity to direct cash dividends toward the purchase of common shares. Further details for the Plan are available on the Bank's website at http://www.cwbankgroup.com/investor_relations/drip.htm. At the current time, for the purposes of the Plan, the Bank has elected to issue common shares from treasury at a 2% discount from the average market price (as defined in the Plan).

Loan Growth

Loan growth of 1% in the quarter and 7% over the past year reflects the realities of moderated activity related to ongoing economic uncertainties and a cautious outlook regarding the timing and strength of an economic recovery. Recessionary effects had a material impact on new deal flow this year and slower loan growth additionally reflects repayments on existing loans. Some customers across all lending sectors prudently chose to scale back operations and direct cash flows towards the repayment of debt until there is a more certain economic outlook. Despite an encouraging pipeline for new loans, the achievement of CWB's twentieth consecutive year of double-digit loan growth did not materialize. Loan growth will likely

remain constrained until economic fundamentals in our markets improve further. While challenging, based on our current view, we expect to return to double-digit loan growth in fiscal 2010 and have set our target at 10%, unchanged from the loan target for fiscal 2009.

Credit Quality

Overall credit quality remained satisfactory and within expectations considering ongoing economic challenges and a cautious outlook. The dollar level of gross impaired loans was $137.9 million compared to $105.2 million last quarter. While the dollar level of new formations exceeded the amount of impaired loans that were resolved in the quarter, the net increase was dominated by two accounts. Our disciplined underwriting and secured lending practices have assisted in the resolution of impaired loans and we will remain diligent in this regard. Estimated write-offs from all existing loans classified as impaired are reflected in the specific provisions for credit losses and have been established based on our current assessments of security held against these accounts. The quarterly provision for credit losses of $3.4 million was unchanged from last quarter and represented 15 basis points of average loans for the year, at the low end of our 2009 performance target range. Based on our present view of credit quality, while the level of gross impaired loans will fluctuate up or down as we progress through the current cycle, actual losses are expected to remain within the Bank's historic range of acceptable levels. Provisions for credit losses measured as a percentage of average loans for fiscal 2010 is targeted in a range of 15 to 20 basis points, up slightly from the target range for fiscal 2009, and above the average of our net new specific provisions for credit losses over the past ten years of 13 basis points.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company (CWT) were up 12% over last quarter and 5% compared to a year earlier. The marked increase in branch-raised deposits was driven by growth in the demand and notice component of 19% in the quarter and 31% for the year. The significant growth in demand and notice deposits reflects CWT's recent appointment as trustee for a major Canadian investment dealer, as well as ongoing execution of our strategies to further enhance and diversify the Bank's core funding sources. Customer awareness continued to build for our Internet-based division of the Bank named *Canadian Direct Financial™* (www.canadiandirectfinancial.com) and we remain optimistic about the potential for this channel to provide a valued source of deposits.

Net Interest Margin

Compared to the same quarter last year, lower deposit costs, increased loan prepayment fees and an improved deposit and securities mix more than offset the negative margin impact from consecutive reductions in the prime lending interest rate, and led to slight improvement in net interest margin (teb) to 2.34%. Our success in pricing new and renewal loan accounts to ensure a fair and profitable return in the context of current markets, coupled with initiatives to negotiate interest rate floors with our customers further benefited net interest margin. The combination of lower overall deposit costs and favourable changes in the deposit mix were primary factors that led to the considerable improvement in net interest margin compared to last quarter. The annual net interest margin (teb) of 2.10% declined 20 basis points compared to fiscal 2008 and continued to have a significant negative impact on growth in both total revenues and overall profitability. Based on the Bank's financial position at year end, it is estimated that every one basis point improvement in net interest margin (teb) would represent an increase of approximately $1.1 million in annual net interest income (teb), all else being equal. We currently maintain a positive outlook for net interest margin (teb) and expect it will move closer toward our historic ten year average of 2.54% as the 2010 fiscal year progresses.

Trust and Wealth Management Services

Ongoing development of trust and wealth management services is an important part of our overall strategy and continues to provide opportunities for earnings growth, diversification and brand awareness. CWT, which includes Optimum Mortgage, posted very strong financial performance for the year and this positive momentum should continue. Valiant Trust Company's revenues were down reflecting the considerable slowdown in capital markets activity, but we do foresee increasing opportunities for this business moving forward. Our fiscal 2009 acquisition of Adroit Investment Management Ltd. marked the Bank's initial move into wealth management services and we believe this business line has potential to become a more material source of revenue growth.

Insurance

Canadian Direct Insurance Incorporated (CDI) reported strong fourth quarter performance and achieved record earnings for the year. CDI's auto book continued to perform well and offset increased claims experience in the home insurance book which was impacted by severe weather and a number of fires in both BC and Alberta. Our strategies to enhance market share in BC auto also progressed well with further expansion of our broker distribution network in that market. The overall earnings and growth outlook for CDI remains positive.

Outlook

CWB finished the fourth quarter and fiscal 2009 with strong results in what was arguably one of the most challenging years in history for the financial sector, both in Canada and globally. We achieved record total revenues and net income despite the material impact from margin compression and a recessionary economic environment. We expect net interest margin will further improve in fiscal 2010, maintaining the positive trend that was apparent over the past two quarters. While we expect economic challenges in our markets will persist, particularly in areas related to natural gas in Alberta, we believe Western Canada will continue to show positive growth relative to the rest of Canada. As in prior quarters, our solid balance sheet and strong capital base have us very well positioned to capitalize on strategic growth initiatives, including acquisitions, and we continue to evaluate opportunities in this regard. CWB's overall performance underscores the value of our disciplined strategies and we will maintain our focus on creating value and growth for our shareholders over the long-term.

We look forward to reporting our fiscal 2010 first quarter results on March 4, 2010.

Q4 Results Conference Call

CWB's fourth quarter and fiscal 2009 results conference call is scheduled for Thursday, December 3, 2009 at **4:30 p.m. ET (2:30 p.m. MT)**. The Bank's executives will comment on financial results and respond to questions from analysts and institutional investors.

The conference call may be accessed on a listen-only basis by dialing 647-427-7450 or toll-free 1-888-231-8191. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until December 17, 2009 by dialing 416-849-0833 (Toronto) or 1-800-642-1687 (toll-free) and entering passcode 41377847.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 37 branch locations and is the largest Canadian bank headquartered in Western Canada. The Bank, with total balance sheet assets of approximately $12 billion, assets under administration of over $5 billion and assets under management approaching $1 billion, specializes in mid-market commercial lending and offers a full range of retail banking services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a subsidiary that offers personal auto and home insurance to customers in BC and Alberta. Subsidiary Adroit Investment Management Ltd. provides wealth management services to individuals, corporations and institutional clients. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. The Bank's Series 3 preferred shares and common share purchase warrants trade on the Toronto Stock Exchange under the trading symbols 'CWB.PR.A' and 'CWB.WT' respectively. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with Canadian Western Bank's (CWB or the Bank) unaudited interim consolidated financial statements for the period ended October 31, 2009, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2008, available on SEDAR at www.sedar.com and the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2008 remain substantially unchanged. The 2009 annual report and audited consolidated financial statements for the year ended October 31, 2009 will be available on both SEDAR and the Bank's website in mid-December 2009. The 2009 Annual Report will be distributed to shareholders in January 2010.

Overview

CWB recorded strong fourth quarter results reflecting solid performance from both business segments despite ongoing challenges related to a downturn in economic activity and uncertainty regarding both the timing and strength of a recovery. Record quarterly net income from banking and trust operations of $27.5 million was up 23% ($5.2 million) compared to one year ago as positive earnings contributions from 7% loan growth, very strong other income – including $3.2 million higher gains on sale of securities – and a slightly improved net interest margin, measured on a taxable equivalent basis (teb – see definition following Financial Highlights table), offset an 18% ($6.1 million) increase in non-interest expenses. Canadian Direct Insurance Incorporated (Canadian Direct or CDI) posted quarterly net income of $2.9 million, up 33% ($0.7 million) compared to a year earlier. Consolidated net income increased 24% from one year ago to $30.4 million. Fourth quarter earnings per diluted common share of $0.39 ($0.42 basic) grew 3% over the prior year and includes the net impact from the preferred units issued in March 2009.

Annual consolidated net income reached a record $106.3 million, a 4% ($4.3 million) increase over last year. Reflecting the net impact from the preferred units issued in March 2009, diluted earnings per common share for the year were $1.47 ($1.51 basic), down 7% from $1.58 ($1.61 basic) a year earlier. Despite record net income for the year, overall profitability remained constrained due to the impact of a significantly lower net interest margin and a 17% ($23.0 million) increase in non-interest expenses, offset by the positive impact from loan growth and 30% ($21.4 million) growth in other income, including $20.5 million higher gains on sale of securities. Compared to the previous quarter, consolidated net income was up 6% ($1.6 million) reflecting a marked improvement in net interest margin that offset a $2.5 million decline in other income and $1.4 million higher non-interest expenses. Diluted earnings per common share increased 3% ($0.01) over the prior quarter.

Fourth quarter return on equity of 13.7% decreased from 14.4% a year earlier. Return on equity for the year was 13.2%, down from 15.9% in 2008. Fourth quarter return on assets was 0.91%, down from 0.96% last year. Fiscal 2009 return on assets of 0.86% represented a 17 basis point decline compared to the previous year. Although partially offset by strong growth in other income, profitability ratios were negatively impacted by constrained total revenues due to a significantly lower net interest margin and higher non-interest expenses. Compared to 2008, the net impact from CWB's preferred unit offerings completed in March 2009 further reduced profitability ratios. The preferred share capital will support considerable future growth and is expected to become accretive to earnings over time. Looking forward, the Bank expects year-over-year improvements for both return on equity and return on assets in fiscal 2010.

Total Revenues (teb)

Total revenues (teb), comprised of net interest income and other income, of $90.1 million were up 22% ($16.0 million) compared to the same quarter last year reflecting the positive impact from loan growth, a 43% ($6.7 million) increase in other income and a slightly improved net interest margin. Total revenues (teb) for the year increased 10% ($29.1 million) over 2008 reflecting the positive impact of continued loan growth and increased other income, offset by a significantly lower net interest margin. Compared to last quarter, total revenues (teb) were up 5% ($4.6 million) reflecting a $7.1 million increase in net interest income (teb) that offset a $2.5 million decline in other income.

Net Interest Income (teb)

Quarterly net interest income (teb) of $68.0 million was up 16% ($9.4 million) compared to the same period last year driven by the positive impact from continued loan growth and a four basis point improvement in net interest margin (teb) to 2.34%. The slight improvement in net interest margin (teb) compared to the same quarter last year reflects lower deposit costs, increased loan prepayment fees and an improved deposit and securities mix that offset the negative impact of consecutive reductions in the prime lending interest rate. Generally, reductions in the prime interest rate negatively impact net interest margin because

deposits do not reprice as quickly as prime-based loans, which subsequently compresses the interest spread earned on the Bank's assets. Also, the marginal benefit attributed to the Bank's lower cost demand and notice deposits is significantly reduced as interest rates approach zero.

Net interest income (teb) for the year of $236.4 million increased 3% ($7.7 million) over 2008 as the positive impact from loan growth was largely offset by a significant 20 basis point decline in net interest margin (teb) to 2.10%. The significant decrease in annual net interest margin was mainly the result of consecutive reductions in the prime lending interest rate and lower yields on investments held in the securities portfolio, partially offset by lower deposit costs, more favourable spreads on both new and renewal loans and an improved mix in the securities portfolio. Margin pressures were most prevalent through the first half of the fiscal year but have maintained a positive upward trend since March when net interest margin (teb) reached a monthly low of 1.88%. Net interest income (teb) was up 12% ($7.1 million) compared to the previous quarter reflecting a 21 basis point increase in net interest margin (teb) and modest loan growth. The improved net interest margin compared to the prior quarter mainly reflects lower deposit costs, an improved deposit mix and the positive effects from loan pricing actions in prior quarters.

Note 13 to the unaudited interim consolidated financial statements summarizes the Bank's exposure to interest rate risk as at October 31, 2009. The estimated sensitivity of net interest income to a change in interest rates is presented in the table below. The amounts represent the estimated change in net interest income over the time period shown resulting from a one percentage point change in interest rates. The estimates are based on a number of assumptions and factors, which include:

- a constant structure in the interest sensitive asset liability portfolio;
- floor levels for various deposit liabilities;
- prime rate decreases limited to 0.25% due to the historic low levels of interest rates;
- interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount and applied at the appropriate repricing dates; and
- no early redemptions.

	For the three months ended		
($ thousands)	**October 31 2009**	July 31 2009 [1]	October 31 2008
Impact of 1% increase in interest rates			
1 year	**$ (6,574)**	$ 9,493	$ 10,324
1 year percentage change	**(2.5)%**	3.8 %	4.8 %
Impact of 1% decrease in interest rates			
1 year	**$ 10,241**	$ 13,058	$ 10,356
1 year percentage change	**3.8 %**	5.2 %	(4.8)%

[1] Methodology for the calculation of interest sensitivity at July 31, 2009 does not include a minimum interest rate level for certain deposit accounts that were included in the October 31, 2009 methodology. Interest rate floors at October 31, 2008 were not applicable.

As at October 31, 2009, a 1% increase in interest rates would decrease net interest income by 2.5% over the following twelve months; this compares to October 31, 2008 when a 1% increase in interest rates would have increased net interest income by 4.8% over the following twelve months. During 2009, to better manage interest rate sensitivity against falling interest rates, many prime related loans were negotiated with a floor rate and a corresponding minimum interest rate level. Should prime rate decrease, the rate on these loans would remain fixed, however when prime rates increase, the rates on these loans only begin to increase once the floor rate is passed. In modelling the effects of a 1% increase in interest rates, not all loans would increase by the full 1% whereas it is assumed that all liabilities increase by the full amount. The result is a decrease in net income when interest rates rise by 1%, however this effect is diminished on further increases in interest rates. Notwithstanding the movement of interest rates, net interest margin is expected to improve in fiscal 2010 due to the re-pricing of high cost fixed term deposits raised in prior periods. When modeling a 1% decrease in rates, the rates on the above negotiated prime rate loans do not decrease whereas the balance of prime related loans decrease only by 0.25%. Many liabilities, though, decrease by the full 1% causing net interest income to rise on a decrease in rates. As at October 31, 2009, a 1% decrease in interest rates would increase net interest income by 3.8% over the following twelve months; this compares to October 31, 2008 when a 1% decrease in interest rates would increase net interest income by 4.8% over the following twelve months.

Based on the interest rate gap position at October 31, 2009, it is estimated that a 1% increase in all interest rates would decrease annual other comprehensive income by $21.4 million, net of tax (2008 – $20.0 million); it is estimated that a one-percentage point decrease in all interest rates at October 31, 2009 would increase other comprehensive income by a similar amount.

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies, as well as through the use of interest rate swaps or other appropriate hedging techniques (see Note 8 to the unaudited interim consolidated financial statements for additional disclosure on derivative financial instruments).

Other Income

Fourth quarter other income of $22.1 million was up 43% ($6.7 million) from a year earlier reflecting growth across almost all areas, including $3.2 million higher gains on sale of securities. Quarterly net insurance revenues increased 30% ($1.2 million) over the same period last year, while credit related fee income and trust and wealth management services revenues were up 18% ($0.9 million) and 22% ($0.7 million) respectively. Foreign exchange gains and other categories increased $0.7 million in the aggregate.

Other income for the year was $91.6 million, up 30% ($21.4 million) over fiscal 2008 reflecting a $20.5 million increase in gains on sale of securities, 16% ($2.2 million) higher trust and wealth management fee income, an 8% ($1.3 million) increase in net insurance revenues and a combined $1.1 million improvement in foreign exchange gains and other categories, offset by 13% ($3.6 million) lower credit related fee income, consistent with decreased new loan volumes. Compared to the previous quarter, other income declined 10% ($2.5 million) reflecting $2.3 million lower gains on sale of securities and a $0.8 million decline in net insurance revenues, offset by a $0.6 million improvement in trust and wealth management fee income.

Credit Quality

Overall credit quality remained satisfactory and within current expectations. The Bank's primary markets continue to be materially impacted by global economic factors, particularly as they relate to demand for commodities. Despite these challenges, management believes that Western Canada is positioned to benefit significantly once major global economies commence a sustained period of economic growth.

(unaudited) ($ thousands)	For the three months ended **October 31 2009**	July 31 2009	October 31 2008	Change from October 31 2008
Gross impaired loans, beginning of period	**$ 105,229**	$ 107,017	$ 47,539	121%
New formations	**70,612**	25,111	50,643	39
Reductions, impaired accounts paid down or returned to performing status	**(35,733)**	(22,444)	(5,841)	512
Write-offs	**(2,164)**	(4,455)	(705)	207
Total[3]	**$ 137,944**	$ 105,229	$ 91,636	51%
Balance of the ten largest impaired accounts	**$ 76,101**	$ 54,990	$ 56,797	34%
Total number of accounts classified as impaired	**224**	211	161	39
Total number of accounts classified as impaired under $1 million	**199**	195	142	40
Gross impaired loans as a percentage of total loans[1]	**1.49 %**	1.14 %	1.06 %	43 bp[2]

(1) Total loans do not include an allocation for credit losses or deferred revenue and premiums.
(2) bp – basis point change.
(3) Gross impaired loans includes foreclosed assets with a carrying value of $nil (July 31, 2009 - $4,756 and October 31, 2008 – $901) which are held for sale.

Gross impaired loans at October 31, 2009 were $137.9 million, compared to $105.2 million last quarter and $91.6 million a year earlier. The increased dollar level of gross impaired loans can mainly be attributed to two large accounts that became impaired during the fourth quarter; the combined balance for these two accounts at quarter end was $32.4 million, almost the entire net increase in gross impaired loans compared to last quarter. The dollar level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given the tangible security held against the Bank's lending positions. Existing loans classified as impaired are well structured and current estimates of expected write-offs are reflected in the specific provisions for credit losses. The Bank establishes its current estimates of expected write-offs through carrying out detailed analyses of both the overall quality and ultimate marketability of the security held against impaired accounts. The ten largest accounts classified as impaired measured by dollars outstanding represented approximately 55% of the total gross impaired loans at quarter end, compared to 52% in the prior quarter and 62% a year earlier. As in prior quarters, the timeframe required to recover balances on loans classified as impaired has been lengthened in certain cases due to the presence of other lenders with charges subordinated to CWB. Slow foreclosure processes on residential real estate in the western provinces also lengthen the timeframe required to resolve certain impaired accounts.

Gross impaired loans represented 1.49% of total loans at quarter end, compared to 1.14% last quarter and 1.06% one year ago. The fiscal 2009 net new specific provisions for credit losses as a percentage of average loans were 14 basis points; this compares to the Bank's average over the past ten years of 13 basis points (including fiscal 2006 when recoveries exceeded losses). It is expected that the level of impaired loans will continue to experience wider fluctuations than normal until the current economic cycle runs its course. However, actual losses are expected to remain within acceptable levels. Based on current credit quality, management expects the fiscal 2010 provisions for credit losses will remain in a targeted range between 15 to 20 basis points of average loans, consistent with the target range established for fiscal 2009.

The total allowance for credit losses (general and specific) represented 55% of gross impaired loans at quarter end, compared to 71% last quarter and 82% one year ago. The total allowance for credit losses (general and specific) was $75.5 million at October 31, 2009, compared to $74.2 million last quarter and $75.5 million a year earlier. The general allowance as a percentage of risk-weighted loans was unchanged from last quarter at 73 basis points, down from 77 basis points one year ago. The Bank's long-standing strategy with respect to managing the allowance for credit losses has been to maintain consistent provisions to cover both identified and unidentified losses. The purpose of the general allowance for credit losses is to mitigate the timing impact of unidentified losses in the portfolio. It is expected that the level of the general allowance will fluctuate up and down as specific losses are recognized and subsequently written off.

Non-interest Expenses

Effective execution of CWB's strategic plan which is focused on long-term, sustainable growth has necessitated increased spending in certain areas. Significant expenditures relate to additional staff complement, as well as expanded premises and technology upgrades. Spending in these areas is an integral part of management's commitment to maximize shareholder value over the long-term and is expected to provide material benefits in future periods. CWB completed previously announced plans with the opening of new full service branches in Saskatoon and Kamloops in the fourth quarter. The Bank expects to open two additional branches late in 2010.

Fourth quarter non-interest expenses of $41.6 million increased 18% ($6.2 million) compared to last year. Within non-interest expenses, salary and benefit costs were up 17% ($3.8 million) with the increase mainly attributed to increased staff complement, additional stock-based compensation charges, including expense related to the third quarter grant of Restricted Share Units (RSUs) associated with a revised long-term incentive plan, and annual salary increments. Premises and equipment expenses were up $1.0 million in the aggregate over the same quarter last year. Other expenses increased $1.4 million and included $0.8 million of additional advertising and business development expense. Fourth quarter non-interest expenses related to newly acquired Adroit were $0.8 million, including the associated amortization of intangible assets.

Fiscal 2009 non-interest expenses of $158.2 million were up 17% ($23.0 million) over the same period last year reflecting 19% ($16.5 million) higher salary and benefit costs. Total stock-based compensation charges of $10.7 million represented a $4.9 million increase over fiscal 2008 and included $4.0 million of expense recognized for RSUs and $1.7 million of additional non-cash, stock-based compensation expense reflecting required accounting treatment for stock options voluntarily forfeited by certain CWB management in the second quarter. Premises and equipment expenses, including depreciation, increased 16% ($3.7 million) mainly resulting from ongoing business growth and capital investment, while advertising expense increased $1.1 million. Annual non-interest expenses related to Adroit were $2.7 million, including amortization of intangible assets. Non-interest expenses were up $1.4 million compared to the prior quarter mainly reflecting $0.8 million of additional advertising expense and expanded premises, including the two new full service branches opened in the fourth quarter.

The fourth quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 46.1%, compared to 47.7% last year and 47.0% in the previous quarter. This measure improved despite higher non-interest expenses reflecting the combined positive impact on total revenues of loan growth, increased other income, including gains on sale of securities, and a higher net interest margin. The fiscal 2009 efficiency ratio (teb) of 48.2% represented a 300 basis point deterioration compared to last year, but was within the Bank's targeted range of 47 to 49%. Looking forward, an expected positive trend for net interest margin and ongoing discipline with regard to discretionary spending should support improvements to this measure. Management's target for the fiscal 2010 efficiency ratio (teb) is 48% or better.

On April 1, 2009, the capital tax rate in BC applicable to CWB decreased to 0.33%, down from 0.67%, and is expected to be eliminated completely by April 1, 2010.

Income Taxes

The income tax rate (teb) for the year was 31.8%, down from 32.7% in 2008. The tax rate before the teb adjustment was 28.2% compared to 30.1% in the prior year. The fiscal 2008 tax rate included $1.0 million of additional tax expense that resulted from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Excluding this additional fiscal 2008 tax expense, the current year's income tax rate (teb) was 70 basis points lower than a year earlier.

Effective July 1, 2008, the corporate provincial income tax rates in BC, Saskatchewan and Manitoba each decreased 100 basis points to 11%, 12% and 13% respectively. The federal corporate income tax rate was reduced from 19.5% to 19.0%, effective January 1, 2009. The corporate income tax rate in Manitoba decreased from 13% to 12% effective July 1, 2009. Based on current expectations, CWB's budgeted income tax rate (teb) for fiscal 2010 is 28.8%, or 30.3% before the teb adjustment.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), all net of income taxes, and totaled $28.4 million for the fourth quarter, compared to $20.6 million in the same period last year. As previously noted, fourth quarter net income was up 24% ($5.9 million) compared to one year ago. Higher OCI reflects $1.8 million of unrealized gains on available-for-sale securities compared to $8.2 million of unrealized losses during the same period last year. These increases were partially offset by lower unrealized gains on derivative instruments designated as cash flow hedges, which reflects market value fluctuations related to changes in both market credit spreads and interest rates, as well as shifts in the interest rate curve.

Balance Sheet

Total assets increased 3% ($304 million) in the quarter and 10% ($1,035 million) in the past year to reach $11,636 million at October 31, 2009.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $2,189 million at October 31, 2009, compared to $1,997 million last quarter and $1,798 million one year ago. The unrealized gain recorded on the balance sheet at October 31, 2009 was $24.8 million, compared to $25.6 million last quarter and an unrealized loss of $17.8 million as at October 31, 2008. The change in unrealized gains and losses compared to October 31, 2008 is primarily attributed to a market value improvement in the Bank's preferred share portfolio; unrealized gains in this portfolio totaled $5.8 million as at October 31, 2009, compared to unrealized losses of $17.8 million as at October 31, 2008. The cash and securities portfolio is mainly comprised of high quality debt instruments that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates, market credit spreads and shifts in the interest rate curve.

Realized gains on sale of securities in the fourth quarter were $4.1 million, compared to $6.4 million in the previous quarter and $0.9 million in the same quarter last year. The difference in realized gains on sale of securities compared to the prior year mainly resulted from investment strategies and unusual market conditions that allowed the Bank to capitalize on opportunities to realize gains while maintaining relatively comparable yields on reinvestment in other high quality investment grade securities. The Bank has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime lending or monoline insurers.

Treasury Management

High liquidity levels have been maintained since August 2007 in response to disruptions and related uncertainties in financial markets. Although this strategy has a negative impact on net interest margin, it reflects the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events. Average liquidity balances, net of securities purchased under reverse resale agreements, were higher compared to the same quarter last year reflecting proceeds from the Bank's preferred unit offerings completed in March 2009. Comparatively slower loan growth also contributed to increased liquidity compared a year earlier. Average liquidity, net of securities purchased under reverse resale agreements, declined slightly compared to the prior quarter. The Bank has implemented improved

methodologies for measuring and monitoring liquidity and has also enhanced its deposit monitoring capabilities. This has enabled management to better assess risks under various scenarios and provides flexibility to decrease the level of liquid asset coverage on a general basis. Overall liquidity is expected to decrease in future periods, although elevated levels will be maintained compared to what would be held under more normal market conditions. Management intends to maintain this strategy until economic uncertainties subside further.

Loans

Total loans grew 1% ($98 million) in the quarter and 7% ($612 million) in the past twelve months to reach $9,236 million. All provinces showed positive quarterly growth except Alberta, where there were material repayments on existing loans. While the volume of new lending activity has slowed due to economic factors, loan growth further reflects the number of customers who prudently chose to scale back operations and direct cash flows towards the repayment of debt. Measured by lending sector, personal loans, general commercial and real estate loans each experienced quarterly growth while equipment financing and energy loans showed a decline. For the year, all lending sectors realized positive growth led by activity in British Columbia and Alberta, respectively. Saskatchewan provided the largest geographic growth contribution measured in percentage terms. Looking forward, loan growth is expected to remain constrained as moderated economic activity in Western Canada continues to have an adverse impact, particularly in the Bank's real estate construction and equipment financing portfolios. Construction loans are relatively short in duration and there are now fewer quality lending opportunities in this area. The equipment financing portfolio also has a short duration with loans fully repaid over a period of three to five years. The substantial reduction in natural gas prices has had a significant negative impact on conventional exploration activity and continues to adversely affect cash flows for companies involved in oil and gas services, particularly in Alberta. Crude oil prices have remained relatively stable of late and exploration and production companies appear to be increasing their capital budgets tied to conventional oil exploration. There is also clear evidence supporting increased capital investment in both the Alberta oil sands and the shale gas deposits in BC. These areas should have a favourable impact on the overall level of activity in fiscal 2010. Systemic softness in the forestry industry is expected to continue, but this currently represents less than 2% of the Bank's overall portfolio. Despite the foregoing challenges, management believes the Bank is well positioned to achieve continued loan growth while managing through ongoing uncertainties. Management also believes Western Canada's resource-based economies will be poised for a comparatively faster recovery than the rest of Canada once major global economies begin to expand. The overall outlook for new loans at the current time is encouraging despite slower growth in recent quarters and management has established its fiscal 2010 loan growth target at 10%.

Loans in the Bank's alternative mortgage business, Optimum Mortgage (Optimum), increased 14% in the quarter and 20% over the past twelve months to reach $561 million. Real estate values appear to have stabilized and residential sales activity in Western Canada continued to show surprising resilience. Improved residential sales activity also positively impacted marketing time for homes in foreclosure and had a favourable effect on the overall level of delinquent loans in the quarter. Optimum's newly established offering of higher ratio mortgages insured by either the Canada Mortgage and Housing Corporation or Genworth Financial Canada showed positive results and management expects insured mortgages will become a larger component of this portfolio over time. For uninsured mortgages, which currently represent approximately 81% of Optimum's total portfolio, the Bank remains well secured via conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The vast majority of all Optimum mortgages carry a fixed interest rate with the principal amortized over 25 years or less. Management remains committed to grow this business over time as it continues to produce strong returns while maintaining an acceptable risk profile.

Deposits

Total branch deposits, including those raised by Canadian Western Trust Company (CWT), were up 12% ($647 million) from the previous quarter and 5% ($293 million) compared to a year earlier. The demand and notice component within branch deposits was up 19% ($503 million) from last quarter and 31% ($745 million) compared to the same time last year. The significant growth in demand and notice deposits compared to prior periods reflects CWT's recent appointment as trustee for a major Canadian investment dealer and ongoing execution of strategies to further enhance and diversify the Bank's core funding sources. The recently introduced Internet-based division of the Bank named *Canadian Direct Financial*™ has shown good success and based on experience to date, management is optimistic about its potential to provide a valued source of deposits. Consistent with recent prior quarters, more normalized financial markets and reduced competitive influences have continued to ease overall deposit costs for both branch-

generated deposits and those raised through the deposit broker network. If interest rates remain at current levels, this will have a positive impact on net interest margin going forward. Also, a significant component of comparatively higher cost one-year deposits that were raised in prior periods, largely to increase liquidity, have begun maturing. These deposits are either being replaced at much more favourable current rates or paid out at maturity due to reduced liquidity requirements.

Total deposits at quarter end were $9,617 million, up 2% ($223 million) from the previous quarter and 4% ($372 million) over the past year. Total branch deposits measured as a percentage of total deposits were 64% at October 31, 2009 compared to 58% in the previous quarter and 63% a year earlier. Compared to October 31, 2008, the increase in branch-raised deposits as a percentage of total deposits reflects very strong growth in the demand and notice component that more than offset a 4% ($130 million) increase in fixed rate term deposits raised through the deposit broker network and a reduction in larger commercial term deposits, which are subject to greater fluctuation. Demand and notice deposits represented 33% of total deposits at year end, compared to 28% in the previous quarter and 26% at the end of fiscal 2008.

Other Assets and Other Liabilities

Other assets at October 31, 2009 totaled $211 million, compared to $196 million last quarter and $179 million one year ago. Other liabilities at quarter end were $657 million, compared to $596 million the previous quarter and $301 million last year. The increase in other liabilities compared to prior quarters mainly reflects the use of reverse resale agreements for short-term cash management purposes.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration and assets under management. Trust assets under administration totaled $5,467 million at October 31, 2009, compared to $4,752 million last quarter and $4,348 million one year ago. Assets under management were $878 million at quarter end, compared to $836 million last quarter and nil one year ago reflecting the acquisition of Adroit, which was effective November 1, 2008. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. CWB does not utilize, nor does it have exposure to, collateralized debt obligations or credit default swaps. For additional information regarding other off-balance sheet items refer to Notes 14 and 20 to the audited consolidated financial statements on pages 76 and 80 respectively in the Bank's 2008 Annual Report.

Capital Management

At October 31, 2009, CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets was unchanged from last quarter at 15.4%, up from 13.5% a year earlier. The Tier 1 ratio at quarter end was 11.3%, compared to 11.2% last quarter and 8.9% at the same time last year. Compared to one year ago, CWB's total regulatory capital increased with the issuance of $209.8 million preferred units, the retention of earnings, net of dividends, and a modestly higher general allowance for credit losses, slightly offset by strong asset growth. The higher Tier 1 ratio compared to the prior quarter reflects the retention of earnings, net of dividends, slightly offset by ongoing growth in risk weighted assets. Subsequent to year end, on November 20, 2009, the Bank redeemed $60.0 million of subordinated debentures.

During the second quarter of fiscal 2009, the Bank issued 2,990,000 preferred units (the "Public Offering preferred units") for total proceeds of $74.8 million. The Public Offering preferred units each consisted of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (the "Series 3 Preferred Shares") in the capital of the Bank with an issue price of $25.00 per share and 1.78 common share purchase warrants (each whole warrant a "Warrant"). Each Warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014. The Bank also issued 5,400,000 preferred units (the "Private Placement Preferred Units") by way of a private placement to institutional investors for total proceeds of $135.0 million. The Private Placement Preferred Units consisted of one Series 3 Preferred Share and 1.7857 Warrants. The Warrants have the same terms as those issued under the public offering.

Based on a $25.00 issue price, the Series 3 Preferred Shares yield a 7.25% dividend annually, payable quarterly, as and when declared by the Board of Directors of CWB for an initial period ending April 30, 2014. Thereafter, the dividend rate will reset every five years at a level of 500 basis points over the then current five-year Government of Canada bond yield. Holders of Series 3 Preferred Shares will, subject to

certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (the "Series 4 Preferred Shares") on April 30, 2014 and on April 30 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend at a rate equal to the then current 90-day Canadian Treasury Bill Rate plus 500 basis points, as and when declared by the Board of Directors of CWB. The Series 3 Preferred Shares and Series 4 Preferred Shares are redeemable at the option of CWB on April 30, 2014, and every fifth anniversary thereafter at a price of $25.00 per share. In addition, the Series 4 Preferred Shares are redeemable at the option of CWB at any other time, on or after April 30, 2014, at a price of $25.50 per share.

The Series 3 Preferred Shares and the Series 4 Preferred Shares qualify as Tier 1 capital for the Bank. Both the Series 3 Preferred Shares and the Warrants commenced trading on the Toronto Stock Exchange on March 2, 2009 under the trading symbols CWB.PR.A and CWB.WT, respectively.

Further information relating to the Bank's capital position is provided in Note 15 to the quarterly financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2008.

Book value per common share at October 31, 2009 was $12.16 compared to $11.87 last quarter and $10.70 one year ago.

Common shareholders received a quarterly cash dividend of $0.11 per common share on October 1, 2009. On December 2, 2009, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on January 8, 2010 to shareholders of record on December 24, 2009. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on January 31, 2010 to shareholders of record on January 21, 2010.

Changes in Accounting Policies

Goodwill and Intangible Assets

Effective November 1, 2008, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) new accounting standard, Section 3064, *Goodwill and Intangible Assets*. Section 3064, which replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value

Effective November 1, 2008, the Bank adopted EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies how the Bank's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Financial Instruments – Disclosures

Effective October 31, 2009, the Bank adopted CICA amendments to Section 3862, Financial Instruments – Disclosures. These amendments require enhanced disclosures over fair value measurements of financial instruments and liquidity risks. The additional disclosures over fair value measurements include categorization of fair value measurements into one of three levels, ranging from those fair values measurements that are determined through quoted market prices in an active market to those fair value measurements that are based on inputs that are not based on observable market data. The additional disclosures over liquidity risks require greater clarification over the application of liquidity risk as well as maturity analysis for derivative financial liabilities.

Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

During 2008, the Bank commenced a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic and the design and planning phases are complete, and the solution development phase is expected to be completed by the end of fiscal 2010.

The impact of the transition to IFRS on the Bank's consolidated financial statements for current standards is not yet determinable. CWB continues to monitor the International Accounting Standards Board's proposed changes to standards during Canada's transition to IFRS. These proposed changes may have a significant impact on the Bank's implementation plan and future financial statements.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended October 31, 2009 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with prior quarters.

Updated Common Share Information

As at November 30, 2009, there were 63,908,660 common shares outstanding and employee stock options, which are or will be exercisable for up to 4,386,555 common shares for maximum proceeds of $81.9 million. Also outstanding were 14,961,156 warrants that are each exercisable at a price of $14.00 to purchase one common share in the Bank until March 3, 2014.

Summary of Quarterly Financial Information

	2009				2008			
($ thousands)	**Q4**	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues (teb)	**$ 90,099**	$ 85,538	$ 75,382	$ 76,947	$ 74,059	$ 76,375	$ 73,754	$ 74,669
Total revenues	**87,702**	83,349	73,707	75,361	72,519	74,933	72,402	73,332
Net income	**30,357**	28,729	21,580	25,619	24,485	26,327	25,302	25,905
Earnings per common share								
Basic	**0.42**	0.39	0.30	0.40	0.39	0.42	0.40	0.41
Diluted	**0.39**	0.38	0.30	0.40	0.38	0.41	0.39	0.40
Total assets ($ millions)	**11,636**	11,331	11,450	10,907	10,601	10,057	10,038	9,865

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a relatively consistent trend although the second quarter contains three fewer revenue earning days, or two fewer days in a leap year such as 2008.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates.

During the fourth quarter of 2008 and throughout fiscal 2009 the Bank's quarterly net interest income was negatively impacted by compression of the net interest margin mainly resulting from consecutive reductions in the prime lending interest rate coupled with significantly higher deposit costs and other spin-off effects of the global financial crisis. Gains on sale of securities, which are reflected in other income, were unusually high in fiscal 2009 also mainly due to factors associated with the financial crisis, including a steep interest rate curve and wide credit spreads that allowed the Bank to capitalize on investment strategies.

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2008 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2008 Annual Report and audited consolidated financial statements for the year ended October 31, 2008 are available on both SEDAR and the Bank's website. The 2009 annual report and audited consolidated financial statements for the year ended October 31, 2009 will be available on both SEDAR and the Bank's website in mid-December 2009. The 2009 Annual Report will be distributed to shareholders in January 2010.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust and 2) insurance. Segmented information is also provided in Note 14 of the unaudited interim consolidated financial statements.

Banking and trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant). Effective November 1, 2008, the banking and trust segment also includes wealth management services provided through CWB's 72.5% ownership interest in subsidiary, Adroit Investment Management Ltd. (Adroit).

Record net income of $27.5 million increased 23% ($5.2 million) compared to the same quarter last year as positive revenue contributions from 7% loan growth, 47% ($5.4 million) higher other income - including an additional $3.2 million of gains on sale of securities – and a four basis point improvement in net interest margin (teb), to 2.32%, offset an 18% ($6.1 million) increase in non-interest expenses. Credit related fee income was up 18% ($0.9 million) while trust and wealth management services fee income increased 22% ($0.7 million). The improved net interest margin (teb) compared to a year earlier mainly resulted from lower deposit costs, increased loan prepayment fees and an improved deposit and securities mix, largely offset by the negative margin impact from consecutive reductions in the prime lending interest rate. Success in pricing new and renewal loan accounts to ensure a fair and profitable return in the context of current markets, coupled with initiatives to negotiate interest rate floors on floating rate loans further benefited net interest margin. The change in non-interest expenses reflects higher salary and benefit costs mainly related to increased staff complement and stock-based compensation expense, as well as continued business growth and investment in future development initiatives, including the addition of Adroit. The quarterly efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 46.8%, compared to 48.0% one year ago.

Record annual net income of $97.2 million increased 4% ($3.5 million) over 2008 as a 3% ($7.4 million) increase in net interest income (teb) and a 36% ($19.7 million) increase in other income – attributed to $20.5 million of additional gains on sale of securities – was largely offset by a significant decline in net interest margin (teb) to 2.08% and a 17% ($21.8 million) increase in non-interest expenses. Credit related fee income declined 13% ($3.6 million) compared to 2008, consistent with decreased loan volumes. Trust and wealth management services fee income increased 16% ($2.2 million) while foreign exchange gains and other categories were up $1.1 million in the aggregate. The 2009 efficiency ratio (teb) of 48.5% deteriorated 310 basis points from the prior year.

Quarterly earnings were up 8% ($2.0 million) from the prior period as the positive impact of a 21 basis point improvement in net interest margin (teb) more than offset a 5% ($1.7 million) increase in non-interest expenses and a 9% ($1.6 million) decline in other income. The efficiency ratio (teb) improved 100 basis points compared to last quarter.

($ thousands)	For the three months ended			Change from October 31 2008	For the year ended		Change from October 31 2008
	October 31 2009	July 31 2009	October 31 2008		**October 31 2009**	October 31 2008	
Net interest income (teb)	$ 66,387	$ 59,340	$ 56,993	16 %	$ 230,227	$ 222,837	3 %
Other income	17,019	18,651	11,580	47	74,013	54,338	36
Total revenues (teb)	83,406	77,991	68,573	22	304,240	277,175	10
Provision for credit losses	3,393	3,369	3,187	6	13,500	12,000	13
Non-interest expenses	38,997	37,283	32,913	18	147,571	125,748	17
Provision for income taxes (teb)	13,490	11,809	10,163	33	45,763	45,780	-
Non-controlling interest in subsidiary	59	50	-	nm	232	-	nm
Net income	$ 27,467	$ 25,480	$ 22,310	23 %	$ 97,174	$ 93,647	4 %
Efficiency ratio (teb)	46.8 %	47.8%	48.0 %	(120)bp	48.5 %	45.4 %	310 bp
Efficiency ratio	48.0	49.1	49.0	(100)	49.7	46.2	350
Net interest margin (teb)	2.32	2.11	2.28	4	2.08	2.29	(21)
Net interest margin	2.24	2.04	2.23	1	2.02	2.23	(21)
Average loans (millions)[1]	$ 9,161	$ 9,028	$ 8,317	10 %	$ 9,007	$ 7,910	14 %
Average assets (millions)[1]	11,342	11,142	9,902	15	11,055	9,747	13

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of CWB's subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct's fourth quarter net income of $2.9 million represented a $0.7 million increase compared to a year earlier mainly due to a 9% increase in net earned premiums. The Alberta auto product line performed well as a 17% increase in net earned premiums coupled with lower claims resulted in significantly improved profitability. Results included a before tax loss of $0.7 million from the Alberta auto risk sharing pools (the Pools) compared to a $1.1 million before tax loss in the fourth quarter last year. The Pools' results for both quarters reflected unfavourable adjustments to unpaid claims reserves by the Pools' consulting actuary. Absent the Pools' impact on quarterly results for both years, net income was up 16% ($0.5 million) based on a claims loss ratio of 61%.

Canadian Direct reported record annual net income of $9.1 million, up 9% ($0.7 million) over 2008 reflecting a 6% increase in net earned premiums due to continued business growth. Claims expense increased compared to 2008 mainly due to results in the home product line which was impacted by severe weather and a few large fire losses. Improved profitability in the auto lines of business due to strong underwriting results more than offset the impact of increased claims in the home product line. Fiscal 2009 results include a $0.3 million before tax loss from the Pools, compared to a $1.0 million before tax loss in the prior year. The Pools' results for 2008 included a large unfavourable adjustment to unpaid claims reserves specifically attributed to the impact of a ruling on the Minor Injury Regulation (MIR) by the Court of Queen's Bench of Alberta. That ruling struck down the cap on the amount a claimant may receive in respect of minor injuries suffered in an automobile accident. In 2009, the Alberta Court of Appeal overturned the lower court ruling on the MIR, thereby reinstating the cap. A leave to appeal this ruling has been filed with the Supreme Court of Canada. No specific adjustment to the unpaid claims reserves has been made based on the Alberta Court of Appeal's decision.

Net income declined $0.4 million compared to the previous quarter as a 3% increase in net earned premiums and a 2% improvement in the claims loss ratio for the core business was offset by results from the Pools'. Absent the Pools' impact for both quarters, net income was up $0.5 million.

Canadian Direct has implemented the Alberta Insurance Rate Board's mandated 5% rate decrease for basic auto coverage on private passenger vehicles, effective November 1, 2009. The rate decrease reflects the 2009 ruling on the MIR by the Alberta Court of Appeal.

	For the three months ended			Change from	*For the year ended*		Change from
($ thousands)	**October 31 2009**	July 31 2009	October 31 2008	October 31 2008	**October 31 2009**	October 31 2008	October 31 2008
Net interest income (teb)	**$ 1,625**	$ 1,594	$ 1,629	- %	**$ 6,127**	$ 5,780	6 %
Other income (net)							
Net earned premiums	**27,072**	26,895	24,877	9	**104,062**	97,943	6
Commissions and processing fees	**697**	741	742	(6)	**2,852**	2,876	(1)
Net claims and adjustment expenses	**(17,559)**	(16,660)	(16,564)	6	**(68,996)**	(64,380)	7
Policy acquisition costs	**(5,199)**	(5,181)	(5,212)	-	**(20,802)**	(20,573)	1
Insurance revenue (net)	**5,011**	5,795	3,843	30	**17,116**	15,866	8
Gains on sale of securities	**57**	158	14	307	**483**	36	1,242
Total revenues (net) (teb)	**6,693**	7,547	5,486	22	**23,726**	21,682	9
Non-interest expenses	**2,576**	2,927	2,446	5	**10,611**	9,418	13
Provision for income taxes (teb)	**1,227**	1,371	865	42	**4,004**	3,892	3
Net income	**$ 2,890**	$ 3,249	$ 2,175	33 %	**$ 9,111**	$ 8,372	9 %
Policies outstanding (#)	**175,662**	172,979	168,071	5	**175,662**	168,071	5
Gross written premiums	**$ 31,537**	$ 33,067	$ 28,776	10	**$ 116,828**	$ 107,054	9
Claims loss ratio[1]	**65 %**	62 %	67 %	(200)bp	**67 %**	66 %	100 bp
Expense ratio[2]	**26**	27	27	(100)	**27**	27	-
Combined ratio[3]	**91**	89	94	(300)	**94**	93	100
Alberta auto risk sharing pools impact on net income before tax	**$ (722)**	$ 557	$ (1,060)	32 %	**$ (292)**	$ (973)	70 %
Average total assets (millions)	**212**	200	191	11	**198**	184	8

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2009 Target Ranges and Performance & 2010 Minimum Targets

The performance target ranges established for the 2009 fiscal year together with CWB's actual performance, and minimum targets for fiscal 2010 are presented in the table below:

	2009 Target Ranges	**2009 Performance**	2010 Minimum Targets
Net income growth [1]	2% to 5%	**4%**	12%
Total revenue (teb) growth	5% to 8%	**10%**	12%
Loan growth	10%	**7%**	10%
Provision for credit losses as a percentage of average loans	0.15% - 0.18%	**0.15%**	0.15% - 0.20%
Efficiency ratio (teb)	46% - 49%	**48.2%**	48%
Return on common equity	14% -16%	**13.2%**[2]	13% [2]
Return on assets	0.90% - 1.05%	**0.86%**[3]	0.90% [3]

[1] Net income, before preferred share dividends.
[2] Return on common equity calculated as net income after preferred share dividends divided by average common shareholders' equity.
[3] Return on assets calculated as net income after preferred share dividends divided by average total assets.

CWB met or exceeded four of its seven fiscal 2009 performance target ranges despite very challenging market conditions and a recessionary environment that was much more pronounced than anticipated when the target ranges were established one year ago. Total revenue (teb) growth exceeded expectations while net income growth, the efficiency ratio (teb) and provision for credit losses as a percentage of average loans were all within the respective target ranges. Realized gains on the sale of securities during the year helped offset the significant financial impact of a reduced net interest margin. Management expects margin improvement in fiscal 2010 will offset reduced securities gains going forward, as such gains are not expected to be sustainable at the levels achieved in 2009. While the return on equity and return on assets ratios were both below the respective targets, the net impact on these ratios from the preferred unit offerings completed in March 2009 was not considered when the target ranges were established. Impacts from the recessionary environment, repayments of existing loans, particularly in the interim construction and equipment financing portfolios, and uncertainty regarding both the strength and timing of an economic recovery led to slower than anticipated loan growth for the year.

Minimum performance targets for fiscal 2010 reflect expectations for a return to double-digit loan growth and strong overall performance aided by improved market conditions and a more positive economic outlook compared to 2009. Economic fundamentals in Western Canada are expected to remain favourable relative to the rest of Canada, notwithstanding continued challenges in some sectors, particularly those related to natural gas. The Bank will maintain its focus on high quality, secured loans that offer a fair and profitable return on investment and management believes there will be good lending opportunities that fit these parameters. Credit quality is sound despite an increase in gross impaired loans and future write-offs are expected to remain within the Bank's historic acceptable range. Maintaining responsible cost control while ensuring the Bank continues to build its sound platform for sustained, high quality growth also remains a key strategy. The ongoing development of trust, insurance, wealth management and other complementary businesses supports objectives to increase the proportion of non-interest income to total revenues over time. Another key goal for 2010 is to leverage the Bank's strong capital position and management continues to evaluate potential strategic acquisitions of loan portfolios and/or other businesses that fit with CWB's growth and diversification objectives. Overall, CWB is well positioned to capitalize on market opportunities and management will maintain its focus on creating value and growth for shareholders over the long-term.

This management's discussion and analysis is dated December 2, 2009.

Taxable Equivalent Basis (teb)
Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this quarterly report to shareholders.

Non-GAAP Measures
Taxable equivalent basis, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on common shareholders' equity – net income less preferred share dividends divided by average shareholder's equity;
- return on assets – net income less preferred share dividends divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI);
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI;
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2010 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting minimum performance targets for fiscal 2010, management's expectations assume: moderate economic growth in Canada aided by positive relative performance in the four western provinces; stable or slightly higher energy and commodity prices; sound credit quality with actual losses remaining within the Bank's range of acceptable levels; modest inflationary pressures; and, an improved net interest margin resulting from lower deposit costs, a stable prime lending interest rates, favourable yields on both new lending facilities and renewal accounts and relatively stable investment returns reflecting high quality assets held in the securities portfolio, partially offset by a reduction in the level of gains on the sale of securities compared to fiscal 2009.

Consolidated Statements of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended **October 31 2009**	July 31 2009	October 31 2008	Change from October 31 2008	For the year ended **October 31 2009**	October 31 2008	Change from October 31 2008
Interest Income							
Loans	**$ 116,042**	$ 112,275	$ 123,192	(6) %	**$ 455,413**	$ 491,991	(7)%
Securities	**11,411**	11,124	10,818	5	**44,209**	52,929	(16)
Deposits with regulated financial institutions	**2,393**	3,103	3,857	(38)	**12,803**	17,847	(28)
	129,846	126,502	137,867	(6)	**512,425**	562,767	(9)
Interest Expense							
Deposits	**58,963**	62,490	75,016	(21)	**263,017**	317,554	(17)
Subordinated debentures	**5,268**	5,267	5,769	(9)	**20,901**	22,267	(6)
	64,231	67,757	80,785	(20)	**283,918**	339,821	(16)
Net Interest Income	**65,615**	58,745	57,082	15	**228,507**	222,946	2
Provision for Credit Losses (Note 6)	**3,393**	3,369	3,187	6	**13,500**	12,000	13
Net Interest Income after Provision for Credit Losses	**62,222**	55,376	53,895	15	**215,007**	210,946	2
Other Income							
Credit related	**6,150**	6,155	5,226	18	**23,369**	26,998	(13)
Insurance, net (Note 3)	**5,011**	5,795	3,843	30	**17,116**	15,866	8
Trust and wealth management services	**4,139**	3,557	3,398	22	**15,478**	13,299	16
Retail services	**1,865**	1,781	1,963	(5)	**7,403**	7,689	(4)
Gains on sale of securities	**4,103**	6,399	948	333	**25,225**	4,725	434
Foreign exchange gains	**647**	876	(61)	nm	**2,745**	1,225	124
Other	**172**	41	120	43	**276**	438	(37)
	22,087	24,604	15,437	43	**91,612**	70,240	30
Net Interest and Other Income	**84,309**	79,980	69,332	22	**306,619**	281,186	9
Non-Interest Expenses							
Salaries and employee benefits	**26,704**	26,977	22,861	17	**104,105**	87,660	19
Premises and equipment	**6,996**	6,478	6,022	16	**26,030**	22,360	16
Other expenses	**7,373**	6,263	6,020	22	**26,115**	23,145	13
Provincial capital taxes	**500**	492	456	10	**1,932**	2,001	(3)
	41,573	40,210	35,359	18	**158,182**	135,166	17
Net Income before Income Taxes and Non-Controlling Interest in Subsidiary	**42,736**	39,770	33,973	26	**148,437**	146,020	2
Income Taxes	**12,320**	10,991	9,488	30	**41,920**	44,001	(5)
	30,416	28,779	24,485	24	**106,517**	102,019	4
Non-Controlling Interest in Subsidiary	**59**	50	-	nm	**232**	-	nm
Net Income	**$ 30,357**	$ 28,729	$ 24,485	24 %	**$ 106,285**	$ 102,019	4 %
Preferred share dividends (Note 9)	**$ 3,802**	$ 3,802	$ -	nm %	**$ 10,062**	$ -	nm %
Net income available to common shareholders	**$ 26,555**	$ 24,927	$ 24,485	8	**$ 96,223**	$ 102,019	(6)
Average number of common shares (in thousands)	**63,828**	63,654	63,418	-	**63,613**	63,214	1
Average number of diluted common shares (in thousands)	**68,683**	65,439	64,165	7	**65,335**	64,441	1
Earnings Per Common Share							
Basic	**$ 0.42**	$ 0.39	$ 0.39	8	**$ 1.51**	$ 1.61	(6)
Diluted	**$ 0.39**	$ 0.38	$ 0.38	3	**$ 1.47**	$ 1.58	(7)

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

(unaudited) ($ thousands)		As at October 31 2009	As at July 31 2009	As at October 31 2008	Change from October 31 2008
Assets					
Cash Resources					
Cash and non-interest bearing deposits with financial institutions		**$ 17,447**	$ 38,297	$ 8,988	94 %
Interest bearing deposits with regulated financial institutions	(Note 4)	**266,980**	357,057	464,193	(42)
Cheques and other items in transit		**12,677**	-	18,992	(33)
		297,104	395,354	492,173	(40)
Securities	(Note 4)				
Issued or guaranteed by Canada		**854,457**	611,644	347,777	146
Issued or guaranteed by a province or municipality		**253,143**	334,370	452,045	(44)
Other securities		**783,809**	656,029	429,142	83
		1,891,409	1,602,043	1,228,964	54
Securities Purchased Under Resale Agreements		**-**	-	77,000	(100)
Loans	(Notes 5 and 7)				
Residential mortgages		**2,282,475**	2,100,432	2,134,327	7
Other loans		**7,029,177**	7,111,545	6,565,280	7
		9,311,652	9,211,977	8,699,607	7
Allowance for credit losses	(Note 6)	**(75,459)**	(74,214)	(75,538)	-
		9,236,193	9,137,763	8,624,069	7
Other					
Land, buildings and equipment		**39,252**	31,738	31,893	23
Goodwill		**9,360**	9,360	6,933	35
Other intangible assets		**6,465**	6,801	2,155	200
Insurance related		**55,932**	55,500	52,943	6
Derivative related	(Note 8)	**2,334**	4,081	9,980	(77)
Other assets		**97,823**	88,737	74,622	31
		211,166	196,217	178,526	18
Total Assets		**$ 11,635,872**	$ 11,331,377	$ 10,600,732	10 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		**$ 359,176**	$ 395,128	$ 383,083	(6)%
Payable after notice		**2,778,601**	2,239,682	2,010,039	38
Payable on a fixed date		**6,374,461**	6,653,999	6,747,597	(6)
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	-
		9,617,238	9,393,809	9,245,719	4
Other					
Cheques and other items in transit		**41,964**	27,472	29,036	45
Insurance related		**145,509**	138,996	134,769	8
Derivative related	(Note 8)	**74**	164	163	(55)
Securities purchased under reverse resale agreements		**300,242**	246,794	-	nm
Other liabilities		**169,346**	182,910	136,897	24
		657,135	596,336	300,865	118
Subordinated Debentures					
Conventional		**375,000**	375,000	375,000	-
Shareholders' Equity					
Preferred shares	(Note 9)	**209,750**	209,750	-	nm
Common shares	(Note 9)	**226,480**	224,405	221,914	2
Contributed surplus		**19,366**	18,708	14,234	36
Retained earnings		**511,784**	492,274	448,203	14
Accumulated other comprehensive income (loss)		**19,119**	21,095	(5,203)	nm
		986,499	966,232	679,148	45
Total Liabilities and Shareholders' Equity		**$ 11,635,872**	$ 11,331,377	$ 10,600,732	10 %
Contingent Liabilities and Commitments	(Note 11)				

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the year ended October 31 2009	 October 31 2008
Retained Earnings		
Balance at beginning of period	**$ 448,203**	$ 372,739
Net income	**106,285**	102,019
Dividends – Preferred shares	**(10,061)**	-
– Common shares	**(27,992)**	(26,555)
Issuance costs on preferred units	**(4,651)**	-
Balance at end of period	**511,784**	448,203
Accumulated Other Comprehensive Income (Loss)		
Balance at beginning of period	**(5,203)**	(5,931)
Other comprehensive income	**24,322**	728
Balance at end of period	**19,119**	(5,203)
Total retained earnings and accumulated other comprehensive income (loss)	**530,903**	443,000
Preferred Shares (Note 9)		
Balance at beginning of period	**-**	-
Issued during the period	**209,750**	-
Balance at end of period	**209,750**	-
Common Shares (Note 9)		
Balance at beginning of period	**221,914**	219,004
Issued on exercise of options	**2,200**	1,646
Transferred from contributed surplus on exercise or exchange of options	**1,613**	1,264
Issued under dividend reinvestment plan	**744**	-
Issued on exercise of warrants	**9**	-
Balance at end of period	**226,480**	221,914
Contributed Surplus		
Balance at beginning of period	**14,234**	9,681
Amortization of fair value of options	**6,745**	5,817
Transferred to common shares on exercise or exchange of options	**(1,613)**	(1,264)
Balance at end of period	**19,366**	14,234
Total Shareholders' Equity	**$ 986,499**	$ 679,148

Consolidated Statements of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended October 31 2009	 October 31 2008	For the year ended October 31 2009	 October 31 2008
Net Income	**$ 30,357**	$ 24,485	**$ 106,285**	$ 102,019
Other Comprehensive Income, net of tax				
Available-for-sale securities:				
Gains (losses) from change in fair value[1]	**1,762**	(8,154)	**47,214**	(2,631)
Reclassification to other income[2]	**(2,672)**	(637)	**(17,556)**	(3,271)
	(910)	(8,791)	**29,658**	(5,902)
Derivatives designated as cash flow hedges:				
Gains from change in fair value[3]	**889**	5,437	**9,453**	9,341
Reclassification to net interest income[4]	**(1,955)**	(541)	**(9,379)**	(1,773)
Reclassification to other liabilities for derivatives terminated prior to maturity[5]	**-**	-	**(5,410)**	(938)
	(1,066)	4,896	**(5,336)**	6,630
	(1,976)	(3,895)	**24,322**	728
Comprehensive Income for the Period	**$ 28,381**	$ 20,590	**$ 130,607**	$ 102,747

(1) Net of income tax expense of $755 and $20,094 for the quarter and year ended October 31, 2009, respectively (2008 – tax benefit of $3,626 and $1,170).
(2) Net of income tax benefit of $1,431 and $7,669 for the quarter and year ended October 31, 2009, respectively (2008 – tax benefit of $283 and $1,454).
(3) Net of income tax expense of $483 and $4,066 for the quarter and year ended October 31, 2009, respectively (2008 – tax expense of $2,390 and $4,104).
(4) Net of income tax benefit of $1,075 and $4,035 for the quarter and year ended October 31, 2009, respectively (2008 – tax benefit of $242 and $775).
(5) Net of income tax benefit of nil and $2,264 for the quarter and year ended October 31, 2009, respectively (2008 – tax benefit nil and $429).

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flow

(unaudited) ($ thousands)		For the three months ended October 31 2009	October 31 2008	For the year ended October 31 2009	October 31 2008
Cash Flows from Operating Activities					
Net income		**$ 30,357**	$ 24,485	**$ 106,285**	$ 102,019
Adjustments to determine net cash flows					
Provision for credit losses		**3,393**	3,187	**13,500**	12,000
Depreciation and amortization		**2,332**	1,780	**8,773**	6,896
Amortization of fair value of employee stock options		**1,086**	1,576	**6,745**	5,817
Future income taxes, net		**(2,670)**	(623)	**(13,633)**	276
Gain on sale of securities, net		**(4,103)**	(948)	**(25,225)**	(4,725)
Accrued interest receivable and payable, net		**(28,999)**	(3,607)	**1,032**	2,719
Current income taxes payable, net		**4,748**	614	**11,694**	(454)
Other items, net		**(4,609)**	(201)	**5,595**	(5,164)
		1,535	26,263	**114,766**	119,384
Cash Flows from Financing Activities					
Deposits, net		**223,429**	559,383	**371,519**	988,801
Securities purchased under reverse resale agreements, net		**53,448**	-	**300,242**	-
Debentures issued		**-**	-	**-**	50,000
Debentures redeemed		**-**	(35,000)	**-**	(65,000)
Common shares issued	(Note 9)	**1,647**	560	**2,953**	1,646
Preferred units issued	(Note 9)	**-**	-	**209,750**	-
Issuance costs on preferred units		**(23)**	-	**(4,651)**	-
Dividends		**(10,824)**	(6,979)	**(38,053)**	(26,555)
		267,677	517,964	**841,760**	948,892
Cash Flows from Investing Activities					
Interest bearing deposits with regulated financial institutions, net		**87,461**	(54,107)	**203,663**	(57,057)
Securities, purchased		**(933,266)**	(552,162)	**(3,253,024)**	(2,609,432)
Securities, sale proceeds		**608,086**	366,759	**2,302,967**	1,303,698
Securities, matured		**57,122**	229,000	**348,998**	1,421,159
Securities purchased under resale agreements, net		**-**	(67,999)	**77,000**	129,925
Loans, net		**(101,823)**	(458,508)	**(625,624)**	(1,230,489)
Land, buildings and equipment		**(9,457)**	(7,296)	**(14,809)**	(12,527)
Business acquisitions	(Note 2)	**-**	-	**(6,481)**	-
		(291,877)	(544,313)	**(967,310)**	(1,054,723)
Change in Cash and Cash Equivalents		**(22,665)**	(86)	**(10,784)**	13,553
Cash and Cash Equivalents at Beginning of Period		**10,825**	(970)	**(1,056)**	(14,609)
Cash and Cash Equivalents at End of Period *		**$ (11,840)**	$ (1,056)	**$ (11,840)**	$ (1,056)
* Represented by:					
Cash and non-interest bearing deposits with financial institutions		**$ 17,447**	$ 8,988	**$ 17,447**	$ 8,988
Cheques and other items in transit (included in Cash Resources)		**12,677**	18,992	**12,677**	18,992
Cheques and other items in transit (included in Other Liabilities)		**(41,964)**	(29,036)	**(41,964)**	(29,036)
Cash and Cash Equivalents at End of Period		**$ (11,840)**	$ (1,056)	**$ (11,840)**	$ (1,056)
Supplemental Disclosure of Cash Flow Information					
Amount of interest paid in the period		**$ 85,742**	$ 82,074	**$ 275,943**	$ 336,106
Amount of income taxes paid in the period		**10,581**	9,670	**44,198**	44,179

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2008, except as disclosed below. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2008 as set out on pages 61 to 91 of the Bank's 2008 Annual Report.

Changes in Accounting Policies

Goodwill and Intangible Assets

Effective November 1, 2008, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) new accounting standard, Section 3064, *Goodwill and Intangible Assets.* Section 3064, which replaces Section 3062, *Goodwill and Other Intangible Assets,* and Section 3450, *Research and Development Costs,* provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value

Effective November 1, 2008, the Bank adopted EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.* The abstract clarifies how the Bank's own credit risk and the credit risk of a counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Financial Instruments – Disclosures

Effective October 31, 2009, the Bank adopted CICA amendments to Section 3862, Financial Instruments – Disclosures. These amendments require enhanced disclosures over fair value measurements of financial instruments and liquidity risks. The additional disclosures over fair value measurements include categorization of fair value measurements into one of three levels, ranging from those fair value measurements that are determined through quoted market prices in an active market to those fair value measurements that are based on inputs that are not based on observable market data. The additional disclosures over liquidity risks require greater clarification over the application of liquidity risk as well as maturity analysis for derivative financial liabilities.

2. Business Acquisition

Effective November 1, 2008 the Bank acquired 72.5% of the outstanding shares of Adroit Investment Management Ltd. (Adroit). Adroit is an Edmonton, Alberta based firm specializing in wealth management for individuals, corporations and institutional clients. The results of operations for Adroit have been included in the Bank's consolidated financial statements since the effective acquisition date. The initial $6,481 acquisition cost was paid in cash. Additional contingent consideration, to a maximum of $1,675, will be paid in cash if earnings targets are achieved over a two year period. Any future contingent payment will be recorded when the liability has been incurred and will increase goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

Net assets acquired		
Other assets	$	90
Other intangible assets		3,964
Goodwill		2,427
	$	6,481

Other intangible assets include customer relationships, non-competition agreements and a trademark. The trademark, which has an estimated value of $280, is not subject to amortization. Adroit's financial results, the goodwill and other intangible assets related to the acquisition are included in the banking and trust segment. The total amount of goodwill and intangible assets are not deductible for income tax purposes.

3. Insurance Revenues, Net

Insurance revenues, net, as reported in other income on the consolidated statement of income is presented net of net claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the year ended	
	October 31 2009	July 31 2009	October 31 2008	**October 31 2009**	October 31 2008
Net earned premiums	**$ 27,072**	$ 26,895	$ 24,877	**$ 104,062**	$ 97,943
Commissions and processing fees	**697**	741	742	**2,852**	2,876
Net claims and adjustment expenses	**(17,559)**	(16,660)	(16,564)	**(68,996)**	(64,380)
Policy acquisition costs	**(5,199)**	(5,181)	(5,212)	**(20,802)**	(20,573)
Total, net	**$ 5,011**	$ 5,795	$ 3,843	**$ 17,116**	$ 15,866

4. Securities

Net unrealized gains (losses) reflected on the balance sheet follow:

	As at October 31 2009	As at July 31 2009	As at October 31 2008
Interest bearing deposits with regulated financial institutions	**$ 7,390**	$ 10,006	$ 940
Securities			
Issued or guaranteed by Canada	**1,594**	490	1,417
Issued or guaranteed by a province or municipality	**2,547**	3,900	1,214
Other securities	**13,266**	11,166	(21,386)
Unrealized gain (losses), net	**$ 24,797**	$ 25,562	$ (17,815)

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in value are generally attributed to changes in market credit spreads, interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

5. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow:

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	October 31 2009 Composition Percentage	July 31 2009 Composition Percentage	October 31 2008 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 1,005	$ 1,006	$ 120	$ 89	$ 62	$ 2,282	25 %	23 %	24 %
Other loans	62	102	15	3	1	183	2	4	4
	1,067	1,108	135	92	63	2,465	27	27	28
Loans to Businesses									
Commercial	752	1,258	120	85	321	2,536	27	27	27
Construction and real estate[3]	1,126	1,361	154	61	194	2,896	31	30	29
Equipment financing	324	744	50	14	125	1,257	13	14	14
Energy	-	158	-	-	-	158	2	2	2
	2,202	3,521	324	160	640	6,847	73	73	72
Total Loans[1]	$ 3,269	$ 4,629	$ 459	$ 252	$ 703	$ 9,312	100 %	100 %	100 %
Composition Percentage									
October 31, 2009	35 %	50 %	5 %	3 %	7 %	100 %			
July 31, 2009	35 %	52 %	4 %	3 %	6 %	100 %			
October 31, 2008	36 %	53 %	4 %	2 %	5 %	100 %			

(1) This table does not include an allocation for credit losses or deferred revenue and premiums.
(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
(3) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses:

	For the three months ended October 31, 2009			For the three months ended July 31, 2009		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 12,998**	**$ 61,216**	**$ 74,214**	$ 14,084	$ 61,015	$ 75,099
Provision for credit losses	**3,456**	**(63)**	**3,393**	3,168	201	3,369
Write-offs	**(2,164)**	**-**	**(2,164)**	(4,455)	-	(4,455)
Recoveries	**16**	**-**	**16**	201	-	201
Balance at end of period	**$ 14,306**	**$ 61,153**	**$ 75,459**	$ 12,998	$ 61,216	$ 74,214

	For the three months ended October 31, 2008		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 10,784	$ 59,225	$ 70,009
Provision for credit losses	1,885	1,302	3,187
Write-offs	(705)	-	(705)
Recoveries	3,047	-	3,047
Balance at end of period	$ 15,011	$ 60,527	$ 75,538

	For the year ended October 31, 2009			For the year ended October 31, 2008		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 15,011**	**$ 60,527**	**$ 75,538**	$ 7,414	$ 55,608	$ 63,022
Provision for credit losses	**12,874**	**626**	**13,500**	7,081	4,919	12,000
Write-offs	**(13,842)**	**-**	**(13,842)**	(2,577)	-	(2,577)
Recoveries	**263**	**-**	**263**	3,093	-	3,093
Balance at end of period	**$ 14,306**	**$ 61,153**	**$ 75,459**	$ 15,011	$ 60,527	$ 75,538

7. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows:

	As at October 31, 2009				As at July 31, 2009			
	Gross Amount	**Gross Impaired Amount**	**Specific Allowance**	**Net Impaired Loans**	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	**$ 1,452,682**	**$ 14,805**	**$ 1,207**	**$ 13,598**	$ 1,348,362	$ 16,706	$ 1,306	$ 15,400
Real estate[1]	**3,909,991**	**76,643**	**5,611**	**71,032**	3,892,443	63,999	5,513	58,486
Equipment financing	**1,412,344**	**26,408**	**6,196**	**20,212**	1,449,319	23,223	5,494	17,729
Commercial	**2,536,635**	**20,088**	**1,292**	**18,796**	2,521,853	1,301	685	616
Total [3]	**$ 9,311,652**	**$ 137,944**	**$ 14,306**	**123,638**	$ 9,211,977	$ 105,229	$ 12,998	92,231
General allowance[2]				**(61,153)**				(61,216)
Net impaired loans after general allowance				**$ 62,485**				$ 31,015

	As at October 31, 2008			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,288,160	$ 11,462	$ 305	$ 11,157
Real estate[1]	3,673,158	51,909	2,948	48,961
Equipment financing	1,391,287	20,456	5,647	14,809
Commercial	2,347,002	7,809	6,111	1,698
Total	$ 8,699,607	$ 91,636	$ 15,011	76,625
General allowance[2]				(60,527)
Net impaired loans after general allowance				$ 16,098

[1] Multi-family residential mortgages are included in real estate loans.
[2] The general allowance for credit risk is not allocated by loan type.
[3] Gross impaired loans includes foreclosed assets with a carrying value of nil (July 31, 2009 - $4,756 and October 31, 2008 – $901) which are held for sale.

7. Impaired and Past Due Loans – continued

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	As at October 31, 2009			As at July 31, 2009		
	Gross Impaired Amount	**Specific Allowance**	**Net Impaired Loans**	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	**$ 74,847**	**$ 7,651**	**$ 67,196**	$ 50,553	$ 5,178	$ 45,375
British Columbia	**37,655**	**5,000**	**32,655**	52,477	6,737	45,740
Saskatchewan	**1,632**	**609**	**1,023**	1,424	618	806
Manitoba	**337**	**23**	**314**	498	336	162
Other[2]	**23,473**	**1,023**	**22,450**	277	129	148
Total	**$ 137,944**	**$ 14,306**	**123,638**	$ 105,229	$ 12,998	92,231
General allowance[1]			**(61,153)**			(61,216)
Net impaired loans after general allowance			**$ 62,485**			$ 31,015

	As at October 31, 2008		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 48,133	$ 9,005	$ 39,128
British Columbia	40,656	4,626	36,030
Saskatchewan	2,155	792	1,363
Manitoba	389	389	-
Other	303	199	104
Total	$ 91,636	$ 15,011	76,625
General allowance[1]			(60,527)
Net impaired loans after general allowance			$ 16,098

(1) The general allowance for credit risk is not allocated by province.
(2) Included in Other is a corporate loan with security that is not identifiable to a specific province.

During the quarter and year ended October 31, 2009, interest recognized as income on impaired loans totaled $326 and $1,726 respectively (2008 - $56 and $360).

Gross impaired loans exclude certain past due loans where payment of interest or principal is contractually in arrears, which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

	As at October 31, 2009				
	1 – 30 days	**31 – 60 days**	**61 – 90 days**	**More than 90 days**	**Total**
Residential mortgages	**$ 5,002**	**$ 11,102**	**$ 1,828**	**$ -**	**$ 17,932**
Other loans	**22,531**	**18,170**	**2,866**	**-**	**43,567**
	$ 27,533	**$ 29,272**	**$ 4,694**	**$ -**	**$ 61,499**
Total as at July 31, 2009	$ 15,942	$ 45,106	$ 5,847	$ -	$ 66,895
Total as at October 31, 2008	$ 18,949	$ 12,560	$ 689	$ -	$ 32,198

8. Derivative Financial Instruments

For the quarter and year ended October 31, 2009, a net unrealized after tax gain of $889 and $9,453 respectively (2008 - $5,437 and $9,341) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2008 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the quarter and year ended October 31, 2009, a net gain after tax of $1,955 and $9,379 respectively (2008 - $541 and $1,773) was reclassified to net income. A net gain of $1,678 (2008 - $2,432) after tax recorded in accumulated other comprehensive income (loss) as at October 31, 2009 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

8. Derivative Financial Instruments – continued

The following table shows the notional value outstanding for derivative financial instruments and the related fair value:

	As at October 31, 2009			As at July 31, 2009		
	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	$ 235,000	$ 2,265	$ -	$ 235,000	$ 3,922	$ -
Equity contracts[2]	2,000	-	33	2,000	-	40
Foreign exchange contracts[3]	2,496	44	41	2,234	128	124
Embedded derivatives in equity-linked deposits[2]	n/a	25	-	n/a	31	-
Other forecasted transactions	-	-	-	-	-	-
Derivative related amounts		$ 2,334	$ 74		$ 4,081	$ 164

	As at October 31, 2008		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 593,000	$ 9,827	$ -
Equity contracts	4,400	-	139
Foreign exchange contracts	2,600	2	24
Embedded derivatives in equity-linked deposits	n/a	151	-
Other forecasted transactions	-	-	-
Derivative related amounts		$ 9,980	$ 163

[1] Interest rate swaps outstanding at October 31, 2009 mature between November 2009 and June 2010.
[2] Equity contracts and equity-linked deposits outstanding at October 31, 2009 mature between March 2010 and March 2011.
[3] Foreign exchange contracts outstanding at October 31, 2009 mature between November 2009 and April 2010.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the year ended October 31, 2009.

9. Capital Stock

Share Capital

	For the three months ended			
	October 31, 2009		October 31, 2008	
	Number of Shares	Amount	Number of Shares	Amount
Preferred Shares - Series 3				
Outstanding at beginning of period	8,390,000	$ 209,750	-	$ -
Issued during the period	-	-	-	-
Outstanding at end of period	8,390,000	209,750	-	-
Common Shares				
Outstanding at beginning of period	63,738,113	224,405	63,341,949	221,103
Issued on exercise of warrants	624	9	-	-
Issued under dividend reinvestment plan	38,760	744	-	-
Issued on exercise or exchange of options	125,963	894	115,193	560
Transferred from contributed surplus on exercise or exchange of options	-	428	-	251
Outstanding at end of period	63,903,460	226,480	63,457,142	221,914
Share Capital		$ 436,230		$ 221,914

	For the year ended			
	October 31, 2009		October 31, 2008	
	Number of Shares	Amount	Number of Shares	Amount
Preferred Shares – Series 3				
Outstanding at beginning of period	-	$ -	-	$ -
Issued during the period	8,390,000	209,750	-	-
Outstanding at end of period	8,390,000	209,750	-	-
Common Shares				
Outstanding at beginning of period	63,457,142	221,914	62,836,189	219,004
Issued on exercise of warrants	624	9	-	-
Issued under dividend reinvestment plan	38,760	744	-	-
Issued on exercise or exchange of options	406,934	2,200	620,953	1,646
Transferred from contributed surplus on exercise or exchange of options	-	1,613	-	1,264
Outstanding at end of period	63,903,460	226,480	63,457,142	221,914
Share Capital		$ 436,230		$ 221,914

9. Capital Stock - continued

In March 2009, the Bank issued 8.4 million preferred units at $25 per unit, for total proceeds of $209.8 million. Of the total, 5.4 million preferred units were issued by way of a private placement for total proceeds of $135.0 million, and 3.0 million were issued under a public offering for total proceeds of $74.8 million.

The preferred units issued by way of the private placement and the public offering each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (Series 3 Preferred Shares) in the capital of the Bank with an issue price of $25.00 per share and 1.7857 and 1.7800 common share purchase warrants, respectively. Each warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014.

Holders of the Series 3 Preferred Shares are entitled to receive non-cumulative quarterly fixed dividends for the initial five-year period ending April 30, 2014 of 7.25% per annum, payable quarterly, as and when declared by the Board of Directors. The dividend rate on Series 3 Preferred Shares will reset May 1, 2014 and every five years thereafter at a level of 500 basis points over the then current five-year Government of Canada bond yield. On April 30, 2014, and every five years thereafter, holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (Series 4 Preferred Shares). Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend rate equal to the 90-day Canadian treasury bill rate plus 500 basis points, as and when declared by the Board of Directors.

The Series 3 Preferred Shares are not redeemable prior to April 30, 2014. Subject to the provisions of the Bank Act, the prior consent of OSFI and the provisions described in the prospectus for the public offering, on April 30, 2014 and on April 30 every five years thereafter, the Bank may redeem all or any part of the then outstanding Series 3 Preferred Shares at the Bank's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of $25.00 together with all declared and unpaid dividends to the date fixed for redemption.

Subject to the provisions of the Bank Act, the prior consent of OSFI and the provisions described in the prospectus for the public offering, on not more than 60 nor less than 30 days' notice, the Bank may redeem all or any part of the then outstanding Series 4 Preferred Shares at the Bank's option without the consent of the holder by the payment of an amount in cash for each such share so redeemed of: (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 30, 2019 and on April 30 every five years thereafter; or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date on or after April 30, 2014.

Warrants to Purchase Common Shares

	For the three months ended		For the year ended	
Number of Warrants	**October 31, 2009**	October 31, 2008	**October 31, 2009**	October 31, 2008
Outstanding at beginning of period	**14,964,980**	-	**-**	-
Issued	**-**	-	**14,964,980**	-
Exercised	**(624)**	-	**(624)**	-
Outstanding at end of period	**14,964,356**	-	**14,964,356**	-

The warrants issued in March 2009 were part of the Preferred Unit issuance discussed in the section above.

Dividend Reinvestment Plan

During the period, the Bank introduced a dividend reinvestment plan (plan) that provides holders of the Bank's common shares and holders of any other class of shares deemed eligible by the Bank's Board of Directors with the opportunity to direct cash dividends paid on any class of their eligible shares towards the purchase of additional common shares. Currently, the Board of Directors has deemed that holders of the Bank's Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 are eligible to participate in the plan. The plan is only open to shareholders residing in Canada.

At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the closing prices of a board lot of common shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, with a discount of between 0% to 5% at the Bank's discretion. The Bank also has the option to fund the plan through the open market at market prices. During the three month period ended October 31, 2009, 38,760 common shares were issued under the plan from the Bank's treasury with a 2% discount.

10. Stock-Based Compensation

Stock Options

	For the three months ended			
	October 31, 2009		October 31, 2008	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,626,405**	**$ 18.37**	5,359,842	$ 20.53
Granted	**-**	**-**	32,790	21.44
Exercised or exchanged	**(208,600)**	**12.02**	(152,200)	9.33
Forfeited	**(23,200)**	**20.01**	(35,550)	25.49
Balance at end of period	**4,394,605**	**$ 18.66**	5,204,882	$ 20.83

	For the year ended			
	October 31, 2009		October 31, 2008	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**5,204,882**	**$ 20.83**	4,911,277	$ 16.96
Granted	**1,465,035**	**13.33**	1,249,032	28.39
Exercised or exchanged	**(933,900)**	**10.56**	(838,177)	8.98
Forfeited	**(1,341,412)**	**26.88**	(117,250)	24.26
Balance at end of period	**4,394,605**	**$ 18.66**	5,204,882	$ 20.83
Exercisable at end of period	**1,742,100**	**$ 18.22**	1,870,500	$ 13.10

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 933,900 options (2008 – 838,177) exercised or exchanged in the year ended October 31, 2009, option holders exchanged the rights to 722,400 options (2008 – 651,727) and received 195,434 shares (2008 – 434,503) in return under the cashless settlement alternative.

For the year ended October 31, 2009, salary expense of $6,745 (2008 – $5,817) was recognized relating to the estimated fair value of options granted since November 1, 2002, which included the stock option forfeiture discussed below. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 2.2% (2008 – 3.8%), (ii) expected option life of 4.0 years (2008 – 4.0 years), (iii) expected volatility of 38% (2008 – 23%), and (iv) expected dividends of 3.6% (2008 – 1.5%). The weighted average fair value of options granted was estimated at $2.94 (2008 – $5.84) per share.

In March 2009, certain employees voluntarily and irrevocably released, without consideration, all right, title and interest in 1,283,062 stock options. The unamortized fair value of these forfeited options ($1,696) was recognized at that time as additional non-tax deductible salary expense with an offsetting increase to contributed surplus.

Further details relating to stock options outstanding and exercisable at October 31, 2009 follow:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 8.58 to $10.84	26,500	2.7	$ 9.20	10,000	$ 10.21
$11.76 to $13.78	1,209,735	3.4	12.16	239,500	13.78
$15.46 to $17.58	1,185,100	2.3	16.61	733,500	16.44
$19.16 to $21.46	1,063,890	2.1	21.45	753,100	21.44
$22.29 to $26.38	684,600	2.8	25.64	6,000	22.30
$28.11 to $31.18	224,780	3.1	31.13	-	-
Total	4,394,605	2.7	$ 18.66	1,742,100	$ 18.22

10. Stock-Based Compensation – continued

Restricted Share Units

During the year, the Bank adopted a plan to grant Restricted Share Units (RSUs) as part of its long-term incentive plan. Under this plan, certain employees are eligible to receive an award in the form of RSUs. Each RSU entitles the holder to receive the cash equivalent of the market value of the Bank's common shares at the vesting date and an amount equivalent to the dividends paid on the common shares during the vesting period. RSUs vest on each anniversary of the grant in equal one-third installments over a vesting period of three years. Salary expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire.

For the quarter and year ended October 31, 2009, salary expense of $1,826 and $3,985 respectively ($1,269 and $2,770, net of tax) was recognized related to RSUs. As at October 31, 2009, the liability for the RSUs held under this plan was $3,985. At the end of each period, the liability and salary expense are adjusted to reflect changes in the market value of the Bank's common shares.

For the year ended October 31, 2009	Number of RSUs
Restricted Share Units	
Balance at beginning of period	-
Granted	286,929
Vested	-
Forfeited	(1,732)
Balance at end of period	285,197

11. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2008 (see pages 80 to 81 of the 2008 Annual Report) and include:

	As at October 31 2009	As at July 31 2009	As at October 31 2008
Guarantees and standby letters of credit			
Balance outstanding	**$ 196,380**	$ 208,166	$ 232,649
Business credit cards			
Total approved limit	**10,496**	10,610	11,503
Balance outstanding	**2,566**	2,357	2,778

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

12. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the 2008 consolidated annual financial statements.

The value of financial assets recorded on the consolidated balance sheet at October 31, 2009 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 88% (2008 – 92%) of the portfolio and estimated using a valuation technique based on observable market data for 12% (2008 – 8%) of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives and securities purchased under reverse resale agreements) was determined for the entire portfolio using a valuation technique based on observable market data.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions outlined in the 2008 consolidated annual financial statements. The table does not include assets and liabilities that are not considered financial instruments.

	October 31, 2009			October 31, 2008		
	Book Value	Fair Value	Fair Value Over (Under) Book Value	Book Value	Fair Value	Fair Value Over (Under) Book Value
Assets						
Cash resources	$ 297,104	$ 297,104	$ -	$ 492,173	$ 492,173	$ -
Securities	1,891,409	1,891,409	-	1,228,964	1,228,964	-
Securities purchased under resale agreements	-	-	-	77,000	77,000	-
Loans[1]	9,320,749	9,368,074	47,325	8,700,672	8,635,811	(64,861)
Other assets[2]	97,179	97,179	-	82,782	82,782	-
Derivative related	2,334	2,334	-	9,980	9,980	-
Liabilities						
Deposits[1]	9,628,949	9,739,360	110,411	9,258,776	9,247,017	(11,759)
Other liabilities[3]	265,295	265,295	-	232,678	232,678	-
Securities purchased under reverse resale agreements	300,242	300,242	-	-	-	-
Subordinated debentures	375,000	377,363	2,363	375,000	387,774	12,774
Derivative related	74	74	-	163	163	-

(1) Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.
(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.
(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.
(4) For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 13.

13. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 28 of the audited consolidated financial statements for the year ended October 31, 2008 (see page 86 of the 2008 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
October 31, 2009								
Assets								
Cash resources and securities	**$ 92**	**$ 36**	**$ 352**	**$ 480**	**$ 1,573**	**$ 81**	**$ 55**	**$ 2,189**
Loans	**4,792**	**585**	**929**	**6,306**	**2,890**	**128**	**(88)**	**9,236**
Other assets	**-**	**-**	**-**	**-**	**-**	**-**	**211**	**211**
Derivative financial instruments[1]	**-**	**-**	**239**	**239**	**-**	**-**	**-**	**239**
Total	**4,884**	**621**	**1,520**	**7,025**	**4,463**	**209**	**178**	**11,875**
Liabilities and Equity								
Deposits	**3,796**	**826**	**1,560**	**6,182**	**3,343**	**105**	**(13)**	**9,617**
Other liabilities	**303**	**6**	**27**	**336**	**36**	**8**	**277**	**657**
Debentures	**60**	**-**	**-**	**60**	**240**	**75**	**-**	**375**
Shareholders' equity	**-**	**-**	**-**	**-**	**-**	**-**	**987**	**987**
Derivative financial instruments[1]	**239**	**-**	**-**	**239**	**-**	**-**	**-**	**239**
Total	**$ 4,398**	**$ 832**	**$ 1,587**	**$ 6,817**	**$ 3,619**	**$ 188**	**$ 1,251**	**$ 11,875**
Interest Rate Sensitive Gap	**$ 486**	**$ (211)**	**$ (67)**	**$ 208**	**$ 844**	**$ 21**	**$ (1,073)**	**$ -**
Cumulative Gap	**$ 486**	**$ 275**	**$ 208**	**$ 208**	**$ 1,052**	**$ 1,073**	**$ -**	**$ -**
Cumulative Gap as a percentage of total assets	**4.1 %**	**2.3 %**	**1.8 %**	**1.8 %**	**8.9 %**	**9.0 %**	**- %**	**- %**
July 31, 2009								
Assets	$ 5,040	$ 686	$ 1,375	$ 7,101	$ 4,123	$ 168	$ 178	$ 11,570
Liabilities and equity	3,813	954	1,845	6,612	3,550	188	1,220	11,570
Interest rate sensitive gap	$ 1,227	$ (268)	$ (470)	$ 489	$ 573	$ (20)	$ (1,042)	$ -
Cumulative gap	$ 1,227	$ 959	$ 489	$ 489	$ 1,062	$ 1,042	$ -	$ -
Cumulative gap as a Percentage of total assets	10.6 %	8.3 %	4.2 %	4.2 %	9.2 %	9.0 %	- %	- %
October 31, 2008								
Cumulative gap	$ 1,068	$ 963	$ 234	$ 234	$ 818	$ 770	$ -	$ -
Cumulative gap as a percentage of total assets	9.5 %	8.6 %	2.1 %	2.1 %	7.3 %	6.9 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liabilities are shown below:

	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
October 31, 2009							
Total assets	**3.8 %**	**2.6 %**	**4.5 %**	**3.8 %**	**4.9 %**	**5.8 %**	**4.3 %**
Total liabilities	**0.7**	**2.4**	**3.1**	**1.4**	**3.6**	**5.8**	**2.3**
Interest rate sensitive gap	**3.1 %**	**0.2 %**	**1.4 %**	**2.4 %**	**1.3 %**	**- %**	**2.0 %**
July 31, 2009							
Total assets	3.7 %	2.5 %	4.6 %	3.8 %	5.1 %	6.1 %	4.3 %
Total liabilities	0.6	3.1	3.3	1.7	3.9	5.8	2.5
Interest rate sensitive gap	3.1 %	(0.6)%	1.3 %	2.1 %	1.2 %	0.3 %	1.8 %
October 31, 2008							
Total assets	4.7 %	4.2 %	5.1 %	4.8 %	5.4 %	5.8 %	5.0 %
Total liabilities	2.2	3.6	4.0	2.9	4.2	5.7	3.4
Interest rate sensitive gap	2.5 %	0.6 %	1.1 %	1.9 %	1.2 %	0.1 %	1.6 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would decrease net interest income by approximately 2.5% or $6,574 (July 31, 2009 - 3.8% or $9,493 increase to net interest income) and decrease other comprehensive income $21,355 (July 31, 2009 - $20,689) net of tax, respectively over the following twelve months. A one-percentage point decrease in all interest rates would increase net interest income by approximately 3.8% or $10,241 million (July 31, 2009 - 5.2% or $13,058) and increase other comprehensive income $21,355 (July 31, 2009 - $20,689) net of tax.

14. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides banking, trust and wealth management services to personal clients, small to medium-sized commercial business clients and institutional clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	October 31 2009	July 31 2009	October 31 2008	**October 31 2009**	July 31 2009	October 31 2008
Net interest income (teb)[1]	**$ 66,387**	$ 59,340	$ 56,993	**$ 1,625**	$ 1,594	$ 1,629
Less teb adjustment	**2,219**	2,018	1,375	**178**	171	165
Net interest income per financial statements	**64,168**	57,322	55,618	**1,447**	1,423	1,464
Other income[2]	**17,019**	18,651	11,580	**5,068**	5,953	3,857
Total revenues	**81,187**	75,973	67,198	**6,515**	7,376	5,321
Provision for credit losses	**3,393**	3,369	3,187	**-**	-	-
Non-interest expenses	**38,997**	37,283	32,913	**2,576**	2,927	2,446
Provision for income taxes	**11,271**	9,791	8,788	**1,049**	1,200	700
Non-controlling interest in subsidiary	**59**	50	-	**-**	-	-
Net income	**$ 27,467**	$ 25,480	$ 22,310	**$ 2,890**	$ 3,249	$ 2,175
Total average assets ($ millions)[3]	**$ 11,342**	$ 11,142	$ 9,902	**$ 212**	$ 200	$ 191

	Total		
	Three months ended		
	October 31 2009	July 31 2009	October 31 2008
Net interest income (teb)[1]	**$ 68,012**	$ 60,934	$ 58,622
Less teb adjustment	**2,397**	2,189	1,540
Net interest income per financial statements	**65,615**	58,745	57,082
Other income	**22,087**	24,604	15,437
Total revenues	**87,702**	83,349	72,519
Provision for credit losses	**3,393**	3,369	3,187
Non-interest expenses	**41,573**	40,210	35,359
Provision for income taxes	**12,320**	10,991	9,488
Non-controlling interest in subsidiary	**59**	50	-
Net income	**$ 30,357**	$ 28,729	$ 24,485
Total average assets ($ millions)[3]	**$ 11,554**	$ 11,342	$ 10,093

	Banking and Trust		Insurance		Total	
	Year ended		Year ended		Year ended	
	October 31 2009	October 31 2008	**October 31 2009**	October 31 2008	**October 31 2009**	October 31 2008
Net interest income (teb)[1]	**$ 230,227**	$ 222,837	**$ 6,127**	$ 5,780	**$ 236,354**	$ 228,617
Less teb adjustment	**7,203**	5,191	**644**	480	**7,847**	5,671
Net interest income per financial statements	**223,024**	217,646	**5,483**	5,300	**228,507**	222,946
Other income[2]	**74,013**	54,338	**17,599**	15,902	**91,612**	70,240
Total revenues	**297,037**	271,984	**23,082**	21,202	**320,119**	293,186
Provision for credit losses	**13,500**	12,000	**-**	-	**13,500**	12,000
Non-interest expenses	**147,571**	125,748	**10,611**	9,418	**158,182**	135,166
Provision for income taxes	**38,560**	40,589	**3,360**	3,412	**41,920**	44,001
Non-controlling interest in subsidiary	**232**	-	**-**	-	**232**	-
Net income	**$ 97,174**	$ 93,647	**$ 9,111**	$ 8,372	**$ 106,285**	$ 102,019
Total average assets ($ millions)[3]	**$ 11,055**	$ 9,747	**$ 198**	$ 184	**$ 11,253**	$ 9,931

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

15. Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI commonly called Basel II.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

During March 2009, the Bank issued 8.4 million preferred units for total proceeds of $209.8 million, which qualify as Tier 1 capital (refer to Note 9). The preferred units, issued by way of the private placement and the public offering, each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (Series 3 Preferred Shares) in the capital of the Bank with an issue price of $25.00 per share and 1.7857 and 1.7800 common share purchase warrants, respectively. Each warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014 (refer to Note 9).

Additional information about the Bank's capital management practices is provided in Note 31 to the 2008 audited financial statements beginning on page 89 of the 2008 Annual Report.

Capital Structure and Regulatory Ratios

	As at October 31 2009	As at July 31 2009	As at October 31 2008
Capital			
Tier 1	$ 1,063,287	$ 1,040,753	$ 775,445
Total	1,449,790	1,432,146	1,168,272
Capital ratios			
Tier 1	11.3 %	11.2 %	8.9 %
Total	15.4	15.4	13.5
Assets to capital multiple	8.1 x	8.0 x	9.2 x

During the quarter and year ended October 31, 2009, the Bank complied with all internal and external capital requirements.

16. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

During 2008, the Bank commenced a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic and the design and planning phases are complete, and the solution development phase is expected to be completed by the end of fiscal 2010.

The impact of the transition to IFRS on the Bank's consolidated financial statements for current standards is not yet determinable. CWB continues to monitor the International Accounting Standards Board's proposed changes to standards during Canada's transition to IFRS. These proposed changes may have a significant impact on our implementation plan and future financial statements.

Head Office
Canadian Western Bank & Trust
Suite 3000, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Adroit Investment Management Ltd.
Suite 1250, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3N6
Telephone: (780) 429-3500
Fax: (780) 429-9680
Website: www.adroitinvestments.ca

Stock Exchange Listings
The Toronto Stock Exchange
- Common Shares: CWB
- Series 3 Preferred Shares: CWB.PR.A
- Common Share Purchase Warrants: CWB.WT

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Eligible Dividends Designation
CWB designates all dividends for both common and preferred shares paid to Canadian residents as "eligible dividends", as defined in the *Income Tax Act* (Canada), unless otherwise noted.

Dividend Reinvestment Plan
CWB's dividend reinvestment plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage and commission fees. For information about participation in the plan, please contact the Transfer Agent and Registrar or visit www.cwbankgroup.com.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 969-8326
E-mail: InvestorRelations@cwbank.com

Online Investor Information
Additional investor information including supplemental financial information and corporate presentations are available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on December 3, 2009 at 4:30 p.m. ET. The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until December 17, 2009 by dialing (416) 849-0833 or toll free (800) 642-1687 and entering passcode 41377847.